SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

FRESENIUS MEDICAL CARE AG & Co. KgaA

Interim Report of Financial Condition and Results of Operations for the three and six months ended June 30, 2022 and 2021

i

FRESENIUS MEDICAL CARE AG & Co. KGaA

FINANCIAL INFORMATION

Management’s discussion and analysis

In this report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis, as the context requires. You should read the following discussion and analysis of the results of operations of the Company and its subsidiaries in conjunction with our unaudited interim consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our consolidated financial statements as of and for the year ended December 31, 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), using the euro as our reporting currency, included in our Annual Report on Form 20-F for the year ended December 31, 2021 (our “2021 Form 20-F”).

The term “North America Segment” refers to our North America operating segment, the term “EMEA Segment” refers to the Europe, Middle East and Africa operating segment, the term “Asia-Pacific Segment” refers to our Asia-Pacific operating segment, and the term “Latin America Segment” refers to our Latin America operating segment. The term “Corporate” includes certain headquarters’ overhead charges, including accounting and finance, centrally managed production, production asset management, quality and supply chain management, procurement related to production as well as research and development and our Global Medical Office function, which seek to optimize medical treatments and clinical processes within the Company. The abbreviations “THOUS” and “M” are used to denote the presentation of amounts in thousands and millions, respectively. The term “Constant Currency” or at “Constant Exchange Rates” means that we have translated local currency revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items for the current reporting period into euro using the prior year exchange rates to provide a comparable analysis without effect from exchange rate fluctuations on translation, as described below under “Financial condition and results of operations – II. Discussion of measures – Non-IFRS measures.”

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). When used in this report, the words “outlook,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially, positively or negatively, relative to the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the projected developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors, including associated costs, could cause actual results to differ from our projected results and include, among others, the following:

●	changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the United States (“U.S.”) Medicare reimbursement system for dialysis and other health care services, including potentially significant changes to the Patient Protection and Affordable Care Act of 2010 (Pub.L. 111-148), as amended by the Health Care and Education Reconciliation Act (Pub.L. 111-152) (collectively, “ACA”) that could result from future efforts to revise or repeal the ACA, and changes by regulators to certain reimbursement models, such as the End-Stage Renal Disease (“ESRD”) Treatment Choices model and the Comprehensive Kidney Care Contracting model, which could significantly impact performance under these models in unanticipated ways;
●	our ability to accurately interpret and comply with complex current and future government regulations applicable to our business including sanctions and export control laws and regulations, laws and regulations in relation to environmental, social and governance topics, the impact of health care, tax and trade law reforms, in particular the Organisation for Economic Co-operation and Development initiatives for the reallocation of taxation rights to market countries (Pillar one) and introduction of a global minimum tax (Pillar two) as well as potential U.S. tax reform, antitrust and competition laws in the countries and localities in which we operate, rules regarding the use of government relief funding received in connection with the on-going worldwide severe acute respiratory syndrome coronavirus 2 and the related Coronavirus disease (“COVID-19”) pandemic and other government regulation including, in the U.S., the Anti-Kickback Statute, the False Claims Act, the Stark Law, the Civil Monetary Penalty Law, the Health Insurance Portability and Accountability Act, the Health Information Technology for Economic and Clinical Health Act, the Foreign Corrupt Practices Act (“FCPA”) including our non-prosecution agreement with the U.S.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Department of Justice (“DOJ”) and the cease and desist order of the U.S. Securities and Exchange Commission (“SEC”), as well as the Food, Drug and Cosmetic Act and, outside the U.S., inter alia, the European Union (“EU”) Medical Device Regulation, the EU General Data Protection Regulation, the two invoice policy, “Buy China” policy, volume-based procurement policies and the Tendering and Bidding Law in China and other related local legislation as well as other comparable regulatory regimes in many of the countries where we supply health care services and/or products;
●	the influence of commercial insurers and integrated care organizations, including efforts by these organizations to manage costs by limiting health care benefits, narrowing their networks, reducing provider reimbursement and/or restricting options for patient funding of health insurance premiums, including potential efforts by commercial insurers to reduce dialysis reimbursement payments as a result of the U.S. Supreme Court’s ruling in Marietta Memorial Hospital Employee Health Benefit Plan v. DaVita Inc., No. 20-1641 (Oct. Term 2021), decided June 21, 2022;
●	the impact of the COVID-19 pandemic, including, without limitation, a significant increase in mortality of patients with chronic kidney diseases as well as an increase in persons experiencing renal failure, both of which may be attributable to COVID-19, as well as the impacts of the virus on our patients, caregivers, employees, suppliers, supply chain, business and operations, the uncertainties arising from the development of variants of COVID-19, consequences of an economic downturn resulting from the impacts of COVID-19 and evolving guidelines and requirements regarding vaccine mandates for our employees and the use of government provided COVID-19 related relief and any additional economic relief legislation that may be passed in the countries in which we operate;
●	our ability to attract and retain skilled employees and personnel shortages which have increased in light of the COVID-19 pandemic and vaccine mandates for certain workers, and risks that personnel shortages and competition for labor, as well as legislative, union, or other labor-related activities or changes have and will continue to result in significant increases in our operating costs, decreases in productivity and partial suspension in operations;
●	the increase in raw material, energy, labor and other costs, including an impact from these cost increases on our cost savings initiatives and increases due to geopolitical conflicts in certain regions (for example, impacts related to the war in Ukraine (“Ukraine War”)) as well as the impact that inflation may have on a potential impairment of our goodwill, investments or other assets as noted above;
●	the outcome of government and internal investigations as well as litigation;
●	product liability risks and the risk of regulator recalls of our products;
●	our ability to continue to grow our health care services and products businesses, including through acquisitions, and to implement our strategy targeting the entire renal care continuum, complementary assets and critical care solutions;
●	the impact of currency and interest rate fluctuations, including the heightened risk of fluctuations as a result of geopolitical conflicts in certain regions (for example, impacts related to the Ukraine War), the impact of the current macroeconomic inflationary environment on interest rates and a related effect on our borrowing costs;
●	potential impairment of our goodwill, investments or other assets due to decreases in the recoverable amount of those assets relative to their book value, particularly as a result of sovereign rating agency downgrades coupled with an economic downturn in various regions or as a result of geopolitical conflicts in certain regions (for example, the Ukraine War);
●	our ability to protect our information technology systems and protected health information against cyber security attacks or prevent other data privacy or security breaches of our data or the data of our third parties as well as our ability to effectively capture efficiency goals and align with contractual and other requirements related to data offshoring activities;
●	changes in our costs of purchasing and utilization patterns for pharmaceuticals and our other health care products and supplies, the inability to procure raw materials or disruptions in our supply chain;
●	introduction of generic or new pharmaceuticals and medical devices that compete with our products or services or the development of pharmaceuticals that reduce the progression of chronic kidney disease;
●	launch of new technology, advances in medical therapies, or new market entrants that compete with our businesses;
●	potential increases in tariffs and trade barriers that could result from withdrawal by single or multiple countries from multilateral trade agreements or the imposition of sanctions, retaliatory tariffs and other countermeasures in the wake of trade disputes and geopolitical conflicts in certain regions (for example, the Ukraine War);
●	collectability of our receivables, which depends primarily on the efficacy of our billing practices, the financial stability and liquidity of our governmental and commercial payors and payor strategies to delay or thwart the collection process;

FRESENIUS MEDICAL CARE AG & Co. KGaA

●	our ability to secure contracts and achieve cost savings and desired clinical outcomes in various health care risk management programs in which we participate or intend to participate;
●	the greater size, market power, experience and product offerings of certain competitors in certain geographic regions and business lines;
●	the use of accounting estimates, judgments and accounting pronouncement interpretations in our consolidated financial statements; and
●	our ability to implement the transformation of our company structure and to achieve projected cost savings within the proposed timeframe as part of the previously announced FME25 Program, as defined in “Financial condition and results of operations – I. Overview - Company Structure,” below.

Important factors that could contribute to such differences are noted in “Supplemental information regarding our risk factors” and “Financial condition and results of operations – I. Overview” below, in note 2 d) and note 10 of the notes to the consolidated financial statements (unaudited) included in this report, in note 22 of the notes to the consolidated financial statements included in our 2021 Form 20-F, as well as under “Risk Factors,” “Business overview,” “Operating and financial review and prospects,” and elsewhere in that report. Further information regarding our efforts to address various environmental, social and governance issues can be found within our Non-financial Group Report available at www.freseniusmedicalcare.com/en/investors/investors-overview/. In referencing our Non-financial Group Report and furnishing this website address in this report, however, we do not intend to incorporate any content from our Non-financial Group Report or information on our website into this report, and any information in our Non-financial Group Report or on our website should not be considered to be part of this report, except as expressly set forth herein.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings which can be accessed at the SEC website at www.sec.gov. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

The actual accounting policies, the judgments made in the selection and application of these policies, as well as the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are additional factors to be considered along with our interim financial statements and the discussion under “Results of operations, financial position and net assets” below. For a discussion of our critical accounting policies, see note 2 of the notes to the consolidated financial statements included in our 2021 Form 20-F.

Rounding adjustments applied to individual numbers and percentages shown in this and other reports may result in these figures differing immaterially from their absolute values. Some figures (including percentages) in this report have been rounded in accordance with commercial rounding conventions. In some instances, such rounded figures and percentages may not add up to 100% or to the totals or subtotals contained in this report. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures contained in this report due to rounding in accordance with commercial rounding conventions. A dash (“–”) indicates that no data were reported for a specific line item in the relevant financial year or period, while a zero (“0”) is used when the pertinent figure, after rounding, amounts to zero.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Supplemental information regarding our risk factors

The current global economic climate, specifically as it relates to the Ukraine War, has enhanced the risks described in our 2021 Form 20-F, specifically under “Risk Factors,” and the supplemental information below should be read in conjunction with those risks.

As a provider of life-sustaining healthcare services for dialysis patients, we are continuing to provide dialysis services and to supply our clinics with dialysis products in both Russia and Ukraine to the best of our ability in spite of the current war in the region and notwithstanding extensive economic sanctions imposed on Russia by numerous governments in response to the war. In addition to risks related to the further development of our activities in the two countries, considerable uncertainties arise within this highly dynamic situation, in particular from a possible deterioration of the global macroeconomic outlook. While the direct and indirect impacts related to the Ukraine War are difficult to predict at the present time, the current, significant macroeconomic inflationary environment, including materially increasing energy prices, has resulted in and could continue to lead to, among other consequences, material increases in costs for energy, supplies and transportation. A continued disruption or discontinuation of energy supplies from Russia may increase these impacts and could have additional material adverse effects on our business such as a potential closure of certain of our production sites or significantly increased costs incurred due to a switch to alternative energy sources. Furthermore, we could be impacted by pressure on or material increases in interest rates, particularly if accompanied by more difficult access to capital in the financial markets and currency devaluations as a result of the geopolitical situation. Additionally, the Ukraine War has increased the risk of cyber security attacks against our systems and data. Overall, the aforementioned factors could have a material negative impact on our net assets, financial position and results of operations. While we still consider the Risk Factor “We could be adversely affected if we experience shortages of goods or material price increases from our suppliers, or an inability to access new and improved products and technology” to be a medium level risk in the short-term, we believe that the Ukraine War has increased both the likelihood and potential impact of the risks and exposures described in the 2021 20-F.

At the time of this report and unchanged from our assessment in the 2021 20-F, we have not identified any risks that could jeopardize our continued existence.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial condition and results of operations

I. Overview

We are the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. We provide dialysis care and related services to persons who suffer from End-Stage Kidney Disease (“ESKD”) as well as other health care services. We also develop, manufacture and distribute a wide variety of health care products. Our health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, and acute cardiopulmonary and apheresis products. We supply dialysis clinics we own, operate or manage with a broad range of products and also sell dialysis products to other dialysis service providers. We sell our health care products to customers in around 150 countries and we also use them in our own health care service operations. Our dialysis business is therefore vertically integrated. Our other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services. We estimate that the size of the global dialysis market was approximately €79 billion in 2021. Dialysis patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence of kidney disease and better treatment of and survival of patients with diabetes, hypertension and other illnesses, which frequently lead to the onset of chronic kidney disease; improvements in treatment quality, new pharmaceuticals and product technologies, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. We are also engaged in different areas of health care product therapy research.

As a global company delivering health care services and products, we face the challenge of addressing the needs of a wide variety of stakeholders, such as patients, customers, payors, regulators and legislators in many different economic environments and health care systems. In general, government-funded programs (in some countries in coordination with private insurers) pay for certain health care items and services provided to their citizens. Not all health care systems provide payment for dialysis treatment. Therefore, the reimbursement systems and ancillary services utilization environment in various countries significantly influence our business.

On March 21, 2022 we announced our agreement to create a company that combines Fresenius Health Partners, Inc., the value-based care division of Fresenius Medical Care North America, with InterWell Health LLC, a physician organization driving innovation in the kidney care space in the U.S., and Cricket Health, Inc., a U.S. provider of value-based kidney care with a patient engagement and data platform. The business combination brings together Fresenius Health Partners’ expertise in kidney care value-based contracting and performance, InterWell Health’s clinical care models and network of 1,600 nephrologists and Cricket Health’s tech-enabled care model that utilizes its proprietary informatics, StageSmart™, and patient engagement platforms to create an entity targeting the management of care for more than 270,000 people with kidney disease by 2025 and to manage around $11 billion (€10 billion as of the date of the announcement) in medical costs in the same year. The closing of the transaction is subject to regulatory review and, if successful, the new entity will be consolidated into our operating results.

As previously announced, Chief Executive Officer and Chairman of the Management Board, Rice Powell, will be succeeded by Dr. Carla Kriwet. Dr. Kriwet will now assume office effective October 1, 2022. Rice Powell is stepping down from his position on September 30, 2022, after 10 years of heading the Company. Dr. Kriwet will also become a member of the management board of Fresenius Management SE. Additionally, Helen Giza, Chief Financial Officer and member of the Management Board, has entered a new five-year contract and, in addition to her current positions as Chief Financial Officer and Chief Transformation Officer of Management AG, has assumed the position of Deputy Chief Executive Officer of Management AG.

Significant U.S. reimbursement developments

The majority of health care services we provide are paid for by governmental institutions. For the six months ended June 30, 2022, approximately 32% of our consolidated revenue was attributable to U.S. federally-funded health care benefit programs, such as Medicare and Medicaid reimbursement, under which reimbursement rates are set by the Centers for Medicare and Medicaid (“CMS”). Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide. The stability of reimbursement in the U.S. has been affected by (i) the ESRD prospective payment system (“ESRD PPS”), (ii) the U.S. federal government across the board spending cuts in payments to Medicare providers commonly referred to as “U.S. Sequestration” (temporarily suspended from May 1, 2020 through March 31, 2022, after which time a 1% reduction became effective from April 1 to June 30, 2022 and the full 2% sequester resumed on July 1, 2022) and (iii) the reduction to the ESRD PPS rate to account for the decline in utilization of certain drugs and biologicals associated with dialysis pursuant to the American Taxpayer Relief Act of 2012 as subsequently modified under the Protecting Access to Medicare Act of 2014 (“PAMA”). Please see detailed discussions on these and further legislative developments below:

●	Under the Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”), for patients with Medicare coverage, all ESRD payments for dialysis treatments are made under the ESRD PPS, a single bundled payment rate which provides a fixed payment rate, to encompass substantially all goods and services provided during the dialysis treatment. MIPPA further created

FRESENIUS MEDICAL CARE AG & Co. KGaA

the ESRD Quality Incentive Program (“QIP”) which provides that dialysis facilities in the United States that fail to achieve annual quality standards established by CMS could have base payments reduced in a subsequent year by up to 2%.
●	Additionally, as a result of the Budget Control Act of 2011 (“BCA”) and subsequent activity in Congress, U.S. Sequestration ($1.2 trillion in across-the-board spending cuts in discretionary programs) took effect on March 1, 2013 and is expected to continue through 2030. In particular, a 2% reduction to Medicare payments took effect on April 1, 2013 and continues in force. The 2% sequestration was temporarily suspended several times subsequent to May 1, 2020. In March 2021, President Biden signed the American Rescue Plan Act of 2021 (the “American Rescue Plan Act”) which the Congressional Budget Office has estimated will result in budget deficits that will require a 4% reduction in Medicare program payments for 2022 under the Statutory Pay-As-You-Go Act of 2010 (“Statutory PAYGO”) unless Congress and the President take action to waive the Statutory PAYGO reductions. In December 2021, Congress passed, and President Biden signed into law, the Protecting Medicare and American Farmers from Sequester Cuts Act impacting payments for all Medicare Fee-for-Service claims and extending the sequestration suspension through March 31, 2022 with a 1% reduction effective thereafter from April 1 to June 30, 2022 and a return to the full 2% sequester on July 1, 2022, as noted above. Spending cuts pursuant to U.S. Sequestration have adversely affected our operating results in the past and, with the suspension having been lifted, will continue to do so.
●	On June 21, 2022, CMS issued a proposed rule for the ESRD PPS rate for calendar year (“CY”) 2023. The proposed base rate per treatment for CY 2023 is $264.09, which represents a 2.4% increase from the CY 2022 base rate of $257.90. The proposed increase of 2.4% is based on a proposed market basket increase of 2.8% partially offset by a proposed 0.4% multifactor productivity adjustment that is mandated by the ACA. CMS is proposing to update the outlier methodology to account for historical trends in spending as well as to better account for the introduction of new and innovative products under the transitional add-on payment adjustment for new and innovative equipment and supplies (“TPNIES”) and ESRD PPS transitional drug add-on payment adjustment (“TDAPA”) policies. CMS estimates that, on average, large dialysis organizations would receive a 3.0% increase in payments in CY 2023 compared to CY 2022 under this proposed rule. The Acute Kidney Injury payment rate for CY 2023 is to equal the CY 2023 ESRD PPS base rate. CMS reviewed three TPNIES applications for CY 2023. CMS estimates total TPNIES payment amounts to facilities in CY 2023 would be approximately $2.5 M. For CY 2023, the proposed pre-adjusted per-treatment amount will be reduced by an average per-treatment offset amount of $9.73.
●	Under the ESRD QIP, CMS assesses the total performance of each facility on a set of measures specified per payment year (“PY”) and applies up to a 2 percent payment reduction to facilities that do not meet a minimum total performance score (“TPS”). In the CY 2023 proposed rule, CMS proposed to adopt a special scoring and payment policy for PY 2023 of the ESRD QIP to address the issues in the scoring system caused by the impact of the COVID-19 Public Health Emergency on QIP data, including the use of pre-pandemic data from CY 2019 as the baseline period for the PY 2023 ESRD QIP and for subsequent years and proposes a pause on certain measures for scoring and payment adjustment purposes. CMS is also seeking input on potentially adding quality measures for home dialysis, expanding reporting programs to better understand healthcare disparities and including two social drivers of health screening measures. Additionally, CMS proposes to express clinical measure results as rates beginning with PY 2024 ESRD QIP.
●	On July 15, 2022, CMS announced the CY 2023 proposed rule for hospital outpatient and ambulatory surgery center (“ASC”) payment systems. The proposed rule to update the ASC payment system for CY 2023 generally increases the reimbursement rates for the range of procedures provided in an ASC. The proposed average increase is 2.7% compared to the prior year. CMS proposed to expand the categories of service subject to the prior authorization process within the ASC. For CY 2023, CMS proposed a new ASC payment policy resulting in higher payments when a code combination is more complex and represents a higher cost version of the performed procedures. On July 7, 2022, CMS also updated the proposed Physician Fee Schedule for CY 2023. The proposed CY 2023 Physician Fee Schedule conversion factor is $33.08, a decrease of $1.53 from the CY 2022 physician fee schedule conversion factor of $34.61.

Presently, there is considerable uncertainty regarding possible future changes in health care regulation, including the regulation of reimbursement for dialysis services. As a consequence of the pressure to decrease health care costs, government reimbursement rate increases in the U.S. have historically been limited and are expected to continue in this fashion. However, any significant decreases in Medicare or commercial reimbursement rates, including under Medicare Advantage, also known as Medicare Part C, plans offered by private health insurers approved by CMS to provide their members with Medicare Part A, Part B and usually Part D benefits (“Medicare Advantage” plans), or patient access to commercial insurance plans, including Medicare Advantage, could have material adverse effects on our health care services business and, because the demand for dialysis products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations would be adversely affected. Additionally, in Marietta Memorial Hospital Employee Health Benefit Plan v. DaVita Inc., the Supreme Court ruled against DaVita, Inc. in favor of a self-funded employer-sponsored health plan that provided only out-of-network dialysis services to individuals with ESKD. While the Medicare Secondary Payer statute has long been interpreted as requiring private plans to provide for a 30-month coordination period for individuals diagnosed with ESKD (with Medicare serving as the secondary payer), the decision creates the potential that other plans

FRESENIUS MEDICAL CARE AG & Co. KGaA

may follow suit in limiting the dialysis benefits offered. While we do not expect this to significantly impact plans for 2023, absent legislative action, the ruling could have implications in 2024 and beyond. For additional information regarding these matters, see “Information on the Company—Regulatory and Legal Matters—Health Care Reform” in our 2021 Form 20-F.

For additional information, see “Risk Factors” included in our 2021 Form 20-F.

Premium assistance programs

The operation of charitable assistance programs such as that offered by the American Kidney Fund (“AKF”) is receiving increased attention by CMS and state insurance regulators and legislators. The result may be a regulatory framework that differs from the current framework or that varies from state to state. Even in the absence of actions by CMS or state regulators and legislatures to restrict the access that patients currently have to premium assistance programs, insurers are likely to continue efforts to thwart charitable premium assistance by premium assistance programs to our patients. If successful in a material area or scope of our U.S. operations, these efforts would have a material adverse impact on our business and operating results.

Participation in new Medicare payment arrangements

Under CMS’s Comprehensive ESRD Care Model (the “Model”), dialysis providers and physicians formed entities known as ESRD Seamless Care Organizations (“ESCOs”) as part of a payment and care delivery pilot program that ended March 31, 2021 which sought to deliver better health outcomes for Medicare ESKD patients while lowering CMS’s costs. Following our initial participation in six ESCOs, we ultimately expanded our participation in the Model to 23 ESCOs formed at our dialysis facilities. ESCOs that achieved the program’s minimum quality thresholds and generated reductions in CMS’s cost of care above certain thresholds for the ESKD patients covered by the ESCO received a share of the cost savings, adjusted based on the ESCO’s performance on certain quality metrics. ESCOs may also owe payments to CMS if actual costs of care rise above set thresholds. As of March 2021, approximately 34,800 patients were aligned to ESCOs in which we participated.

In November 2017, we announced the results from the first performance year from our ESCOs. The results, which cover the period from October 2015 through December 2016, show improved health outcomes for patients receiving coordinated care through the ESCOs. This success was validated by an independent report, which showed a nearly 9% decrease in hospitalization rates for these patients during the same time. In the second performance year (CY 2017) the Company’s ESCOs together generated more than $66.7 M (€59.0 M) in gross savings, an average 3.4% reduction in expenditures per patient. For the third performance year (CY 2018), CMS published the final settlement reports on August 14, 2020. In total the Company’s ESCOs produced more than $66.1 M (€56.0 M) in gross savings, an average 1.9% reduction in expenditures per patient. For the fourth performance year (CY 2019), CMS published the final settlement reports on October 31, 2020. In total, the Company’s ESCOs produced more than $10.8 M (€9.6 M) in gross losses, an average 0.3% increase in expenditures per patient. For the fifth performance year (CY 2020), CMS gave each ESCO the options to (a) extend participation in the program through March 31, 2021, and/or to (b) accept the following financial changes: (i) reduce 2020 downside risk by reducing shared losses by proportion of months during the COVID-19 Public Health Emergency as promulgated under the Public Health Services Act, (ii) cap gross savings upside potential at 5% gross savings, (iii) remove COVID-19 inpatient episodes, and (iv) remove the 2020 financial guarantee requirement. All of our affiliated ESCOs signed amendments to extend participation in the program through March 31, 2021 and 22 of our ESCOs accepted the financial changes related to COVID-19. The Model ended on March 31, 2021. We anticipate that CMS will publish final settlement reports for the last performance year in the second half of 2022.

We have also entered into value and risk-based care programs with private payors to provide care to commercial and Medicare Advantage ESKD and CKD patients. Under these payment arrangements, our financial performance is based on our ability to manage a defined scope of medical costs within certain parameters for clinical outcomes.

Executive order-based models

On July 10, 2019, an Executive Order on advancing kidney health was signed in the United States. Among other things, the order instructed the Secretary of the U.S. Department of Health and Human Services (“HHS”) to develop new Medicare payment models to encourage identification and earlier treatment of kidney disease as well as increased home dialysis and transplants. One of those models, for which the rule was finalized on September 29, 2020 and later amended through finalized changes on October 29, 2021, the ESRD Treatment Choices (“ETC”) model, is a mandatory model that creates financial incentives for home treatment and kidney transplants with a start date in January 2021 and ending in June 2027. This model applies both upside and downside payment adjustments to claims submitted by physicians and dialysis facilities for certain Medicare home dialysis patients over the span of six and one-half years. Participants in this model are based on a random selection of 30% of the Hospital Referral Regions. As of June 30, 2022, 986 of our U.S. dialysis facilities, representing approximately 35% of our U.S. dialysis facilities, are within the random selection of Hospital Referral Regions and therefore are in areas selected for participation in the model. An initial upside-only payment, Home Dialysis Payment Adjustment (“HDPA”), will be applied for the first three years of the model, beginning in January 2021, in decreasing payment adjustments ranging from 3% in the first HDPA payment year, to 2% in the second HDPA payment year, and to 1% in the final HDPA payment year. This model also includes a Performance Payment Adjustment (“PPA”) beginning in July 2022. PPA payments will be a combined calculation of home dialysis (home, self-dialysis and nocturnal in-center) and transplant (living donor transplants and transplant waitlist)

FRESENIUS MEDICAL CARE AG & Co. KGaA

rates based upon a participant’s historic performance and/or increasingly weighted benchmark data from comparison geographic areas. CMS utilizes a two-tiered approach in PPA scoring to stratify participants with a high volume of beneficiaries who are dual-eligible for Medicare and Medicaid or Low Income Subsidy recipients. Possible PPA payment adjustments increase over time and will range from (5%) to 4% in the first PPA payment year (beginning July 2022) for both physicians and facilities and increase to (9%) and 8% for physicians and (10%) and 8% for facilities in the final PPA payment year (ending in June 2027).

On June 28, 2022, CMS proposed refinements to the ETC model, including a change to the requirements related to flexibilities regarding furnishing and billing kidney disease patient education services under the ETC model. CMS has also discussed its intent to publish participant-level performance data.

Pursuant to the Executive Order, the Secretary of HHS also announced voluntary payment models, Kidney Care First (“KCF”) and Comprehensive Kidney Care Contracting (“CKCC”) model (graduated, professional and global), which aim to build on the existing Comprehensive ESRD Care model. The voluntary models create financial incentives for health care providers to manage care for Medicare beneficiaries with chronic kidney disease stages 4 and 5 and with ESKD, to delay the start of dialysis, and to incentivize kidney transplants. The voluntary models allow health care providers to take on various amounts of financial risk by forming an entity known as a Kidney Care Entity (“KCE”). Two options, the CKCC global and professional models, allow renal health care providers to assume upside and downside financial risk. A third option, the CKCC graduated model, is limited to assumption of upside risk, but is unavailable to KCEs that include large dialysis organizations. Under the global model, the KCE is responsible for 100 percent of the total cost of care for all Medicare Part A and B services for aligned beneficiaries, and under the professional model, the KCE is responsible for 50 percent of such costs. Applications for the voluntary models were submitted in January 2020. We submitted 25 CKCC applications to participate in the professional model and were also included in four other CKCC applications submitted by nephrologists. All 29 of these KCE applications were accepted in June 2020. Of the 29 accepted applications, 28 KCEs have elected to participate in the implementation period, which started on October 15, 2020, and provided a start-up period during which the KCE is not at financial risk. The KCEs started assuming financial risk at the start of the first performance year on January 1, 2022. Of the 28 KCEs participating in the implementation period, we moved forward with 20 of the KCEs during the first performance year. Once implemented, the CKCC model is expected to run through 2026. For the second performance year in the CKCC model, we submitted 4 additional CKCC applications (3 under the professional option and 1 under the global option) and were also included in one other CKCC application submitted by nephrologists under the global option. All 5 applications were accepted. CMS will require these newly accepted KCEs to decide in the fourth quarter of 2022 whether they will move forward during the second performance year to start assuming financial risk as of January 1, 2023.

We are presently unable to predict the effects on our business of the ETC payment model and the voluntary payment models.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Company structure

Our operating and reportable segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how we manage our businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESKD and other extracorporeal therapies. Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. We do not include income taxes as we believe taxes are outside the segments’ control. Financing is a corporate function which our segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. Similarly, we do not allocate certain costs which relate primarily to certain headquarters’ overhead charges, including accounting and finance as well as certain legal and IT costs, because we believe that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. Our global research and development team as well as our Global Medical Office, which seek to optimize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities do not fulfill the definition of a segment according to IFRS 8, Operating Segments. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but accounted for as Corporate. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations. See note 12 of the notes to the consolidated financial statements (unaudited) found elsewhere in this report for a further discussion on our operating segments.

As announced on November 2, 2021, we entered the next phase of our program focusing on the transformation of our global operating model to strengthen profitability and enable execution on our mid-term strategy (“FME25 Program”): the transformation of our operating model to provide the base for future sustainable growth in the medium-term. In the new operating model, the Company intends to reorganize its business into two global operating segments.

We are consolidating our health care products business, including research and development, manufacturing, supply chain and commercial operations, as well as supporting functions, such as regulatory and quality management, under a global umbrella. The products business will be organized along the three treatment modalities that we serve: In-center, Home and Critical Care. Our global health care services business will be combined into one segment.

Our Global Medical Office will continue to leverage the vertically integrated approach to optimize clinical outcomes for our patients. General and administrative functions will also be globalized using a three pillars model of business partnering, centers of excellence and global shared services.

We expect to complete the implementation of the new model around 2023.

FRESENIUS MEDICAL CARE AG & Co. KGaA

II. Discussion of measures

Non-IFRS measures

Certain of the following key performance indicators and other financial information as well as discussions and analyses set out in this report include measures that are not defined by IFRS (“Non-IFRS Measure”). We believe this information, along with comparable IFRS financial measurements, is useful to our investors as it provides a basis for assessing our performance, payment obligations related to performance-based compensation, our compliance with covenants and enhanced transparency as well as comparability of our results. Non-IFRS financial measures should not be viewed or interpreted as a substitute for financial information presented in accordance with IFRS.

Constant Exchange Rates or Constant Currency (Non-IFRS Measure)

Our presentation of some key performance indicators and other financial measures used in this report such as changes in revenue, operating income and net income attributable to shareholders of FMC-AG & Co. KGaA (or “net income”) includes the impact of translating local currencies to our reporting currency for financial reporting purposes. We calculate these Non-IFRS financial measures at constant exchange rates in our publications to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period calculated using the prior period exchange rates versus the prior period. This resulting percentage is a Non-IFRS Measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated terms “Constant Exchange Rates” or “Constant Currency.”

We believe that the measures at Constant Currency are useful to investors, lenders and other creditors because such information enables them to gauge the impact of currency fluctuations on our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items from period to period. In addition, under our long-term incentive plans, we measure the attainment of certain predetermined financial targets for revenue growth and net income growth in Constant Currency. However, we limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency into euro. We do not evaluate our results and performance without considering both:

(1)	period-over-period changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS, and
(2)	Constant Currency changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items.

We caution the readers of this report not to consider these measures in isolation, but to review them in conjunction with changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items prepared in accordance with IFRS. We present the growth rate derived from non-IFRS measures next to the growth rate derived from IFRS measures such as revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items. As the reconciliation is inherent in the disclosure included within “Results of operations, financial position and net assets,” below, we believe that a separate reconciliation would not provide any additional benefit.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Return on invested capital (“ROIC”) (Non-IFRS Measure)

ROIC is the ratio of operating income, for the last twelve months, after tax (“net operating profit after tax” or “NOPAT”) to the average invested capital of the last five quarter closing dates, including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold, consistent with the respective adjustments made in the determination of adjusted EBITDA below (see “Net leverage ratio (Non-IFRS Measure)”). ROIC expresses how efficiently we allocate the capital under our control or how well we employ our capital with regard to investment projects. The following tables show the reconciliation of average invested capital to total assets, which we believe to be the most directly comparable IFRS financial measure, and how ROIC is calculated:

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	June 30,	March 31,	December 31,	September 30,	June 30,
2022	2022	2022	2021	2021	2021

Total assets	36,070	34,724	34,367	33,831	32,987
Plus: Cumulative goodwill amortization and impairment loss	665	641	612	604	602
Minus: Cash and cash equivalents	(1,025)	(1,173)	(1,482)	(1,562)	(1,408)
Minus: Loans to related parties	(1)	(4)	(15)	(4)	(6)
Minus: Deferred tax assets	(310)	(299)	(315)	(374)	(359)
Minus: Accounts payable to unrelated parties	(837)	(790)	(736)	(706)	(685)
Minus: Accounts payable to related parties	(102)	(70)	(121)	(94)	(102)
Minus: Provisions and other current liabilities (1)	(3,222)	(3,188)	(3,319)	(3,516)	(3,528)
Minus: Income tax liabilities	(207)	(194)	(174)	(224)	(218)
Invested capital	31,031	29,647	28,817	27,955	27,283
Average invested capital as of June 30, 2022	28,946

Operating income	1,642
Income tax expense (2)	(485)
NOPAT	1,157

Adjustments to average invested capital and ROIC

in € M, except where otherwise specified

	June 30,	March 31,	December 31,	September 30,	June 30,
2022	2022	2022(3)	2021(3)	2021(3)	2021(3)

Total assets	—	—	—	115	186
Minus: Cash and cash equivalents	—	—	—	—	—
Minus: Provisions and other current liabilities (1)	—	—	—	—	—
Invested capital	—	—	—	115	186
Adjustment to average invested capital as of June 30, 2022	60

Adjustment to operating income (3)	4
Adjustment to income tax expense (3)	(1)
Adjustment to NOPAT	3

FRESENIUS MEDICAL CARE AG & Co. KGaA

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)

in € M, except where otherwise specified

	June 30,	March 31,	December 31,	September 30,	June 30,
2022	2022	2022(3)	2021(3)	2021(3)	2021(3)

Total assets	36,070	34,724	34,367	33,946	33,173
Plus: Cumulative goodwill amortization and impairment loss	665	641	612	604	602
Minus: Cash and cash equivalents	(1,025)	(1,173)	(1,482)	(1,562)	(1,408)
Minus: Loans to related parties	(1)	(4)	(15)	(4)	(6)
Minus: Deferred tax assets	(310)	(299)	(315)	(374)	(359)
Minus: Accounts payable to unrelated parties	(837)	(790)	(736)	(706)	(685)
Minus: Accounts payable to related parties	(102)	(70)	(121)	(94)	(102)
Minus: Provisions and other current liabilities (1)	(3,222)	(3,188)	(3,319)	(3,516)	(3,528)
Minus: Income tax liabilities	(207)	(194)	(174)	(224)	(218)
Invested capital	31,031	29,647	28,817	28,070	27,469
Average invested capital as of June 30, 2022	29,006

Operating income (3)	1,646
Income tax expense (2), (3)	(486)
NOPAT	1,160

ROIC	4.0%

Reconciliation of average invested capital and ROIC (Non-IFRS Measure, unadjusted)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021	2021	2021	2020

Total assets	34,367	33,831	32,987	33,159	31,689
Plus: Cumulative goodwill amortization and impairment loss	612	604	602	598	583
Minus: Cash and cash equivalents	(1,482)	(1,562)	(1,408)	(1,073)	(1,082)
Minus: Loans to related parties	(15)	(4)	(6)	(1)	(1)
Minus: Deferred tax assets	(315)	(374)	(359)	(333)	(351)
Minus: Accounts payable to unrelated parties	(736)	(706)	(685)	(635)	(732)
Minus: Accounts payable to related parties	(121)	(94)	(102)	(105)	(95)
Minus: Provisions and other current liabilities (1)	(3,319)	(3,516)	(3,528)	(3,436)	(3,180)
Minus: Income tax liabilities	(174)	(224)	(218)	(232)	(197)
Invested capital	28,817	27,955	27,283	27,942	26,634
Average invested capital as of December 31, 2021	27,725

Operating income	1,852
Income tax expense (2)	(490)
NOPAT	1,362

Adjustments to average invested capital and ROIC

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021 (3)	2021 (3)	2021 (3)	2020 (3)

Total assets	—	115	186	189	291
Minus: Cash and cash equivalents	—	—	—	—	(3)
Minus: Provisions and other current liabilities (1)	—	—	—	—	(6)
Invested capital	—	115	186	189	282
Adjustment to average invested capital as of December 31, 2021	154

Adjustment to operating income (3)	12
Adjustment to income tax expense (3)	(3)
Adjustment to NOPAT	9

FRESENIUS MEDICAL CARE AG & Co. KGaA

Reconciliation of average invested capital and ROIC (Non-IFRS Measure)

in € M, except where otherwise specified

	December 31,	September 30,	June 30,	March 31,	December 31,
2021	2021	2021 (3)	2021 (3)	2021 (3)	2020 (3)

Total assets	34,367	33,946	33,173	33,348	31,980
Plus: Cumulative goodwill amortization and impairment loss	612	604	602	598	583
Minus: Cash and cash equivalents	(1,482)	(1,562)	(1,408)	(1,073)	(1,085)
Minus: Loans to related parties	(15)	(4)	(6)	(1)	(1)
Minus: Deferred tax assets	(315)	(374)	(359)	(333)	(351)
Minus: Accounts payable to unrelated parties	(736)	(706)	(685)	(635)	(732)
Minus: Accounts payable to related parties	(121)	(94)	(102)	(105)	(95)
Minus: Provisions and other current liabilities (1)	(3,319)	(3,516)	(3,528)	(3,436)	(3,186)
Minus: Income tax liabilities	(174)	(224)	(218)	(232)	(197)
Invested capital	28,817	28,070	27,469	28,131	26,916
Average invested capital as of December 31, 2021	27,879

Operating income (3)	1,864
Income tax expense (2), (3)	(493)
NOPAT	1,371

ROIC	4.9%

(1)	Including non-current provisions, non-current labor expenses and variable payments outstanding for acquisitions and excluding pension liabilities and noncontrolling interests subject to put provisions.
(2)	Adjusted for noncontrolling partnership interests.
(3)	Including adjustments for acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Net cash provided by (used in) operating activities in % of revenue

Our consolidated statement of cash flows indicates how we generated and used cash and cash equivalents. In conjunction with our other primary interim financial statements, it provides information that helps us evaluate changes to our net assets and our financial structure (including liquidity and solvency). Net cash provided by (used in) operating activities is applied to assess whether a business can internally generate the cash required to make the necessary replacement and expansion of investments. This indicator is impacted by the profitability of our business and the development of working capital, mainly receivables. Net cash provided by (used in) operating activities in percent of revenue shows the percentage of our revenue that is available in terms of financial resources. This measure is an indicator of our operating financial strength.

Free cash flow in % of revenue (Non-IFRS Measure)

Free cash flow (which we define as net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) refers to the cash flow we have at our disposal, including cash flows that may be restricted for other uses. This indicator shows the percentage of revenue available for acquisitions and investments, dividends to shareholders, reducing debt financing or for repurchasing shares.

For a reconciliation of cash flow performance indicators for the six months ended June 30, 2022 and 2021 which reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.’’

Net leverage ratio (Non-IFRS Measure)

The net leverage ratio is a performance indicator used for capital management. To determine the net leverage ratio, debt and lease liabilities less cash and cash equivalents (net debt) is compared to adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted for:

●	the effects of acquisitions and divestitures made during the last twelve months with a purchase price above a €50 M threshold as defined in our €2 billion sustainability-linked syndicated revolving credit facility (“Syndicated Credit Facility”) (see note 6 of the notes to the consolidated financial statements (unaudited) included in this report),
●	non-cash charges,
●	impairment loss, and
●	special items, including costs related to our FME25 Program, the impact from applying hyperinflationary accounting under IAS 29, Financial Reporting in Hyperinflationary Economies, in Turkey (“Hyperinflation in Turkey”), the impact from the remeasurement of our investment in Humacyte, Inc. (“Humacyte Investment Remeasurement”) as well as bad debt expense in Russia and Ukraine and accruals for certain risks associated with allowances on inventories related to the Ukraine War (“Impacts Related to the War in Ukraine”). Although to date the Ukraine War has had minimal impact on our impairment testing of goodwill in the EMEA Segment, as we continue to treat patients and provide health care products to our clinics in those countries, receive reimbursements and generate cash flows, it has had an impact on the valuation of certain assets and receivables as a result of the ongoing hostilities.

The ratio is an indicator of the length of time the Company needs to service the net debt out of its own resources. We believe that the net leverage ratio provides alternative information that management believes to be useful in assessing our ability to meet our payment obligations in addition to considering the absolute amount of our debt. We have a strong market position in a growing, global and mainly non-cyclical market. Furthermore, most of our customers have a high credit rating as the dialysis industry is characterized by stable and sustained cash flows. We believe this enables us to work with a reasonable proportion of debt.

Adjusted EBITDA, a non-IFRS Measure, is used in our capital management and is also relevant in major financing instruments, including the Syndicated Credit Facility. You should not consider adjusted EBITDA to be an alternative to net earnings determined in accordance with IFRS or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by adjusted EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements to fund debt service, capital expenditures and other commitments from time to time as described in more detail elsewhere in this report.

For our self-set target range for the net leverage ratio and a reconciliation of adjusted EBITDA and net leverage ratio as of June 30, 2022 and December 31, 2021, see “III. Results of operations, financial position and net assets - Financial position - Sources of Liquidity.”

FRESENIUS MEDICAL CARE AG & Co. KGaA

III. Results of operations, financial position and net assets

The following sections summarize our results of operations, financial position and net assets as well as key performance indicators by reporting segment, as well as Corporate, for the periods indicated. We prepared the information consistent with the manner in which management internally disaggregates financial information to assist in making operating decisions and evaluating management performance.

Results of operations

Segment data (including Corporate)

in € M

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021

Total revenue
North America Segment	3,294	2,953	6,464	5,852
EMEA Segment	727	693	1,401	1,362
Asia-Pacific Segment	516	486	1,023	957
Latin America Segment	207	171	391	330
Corporate	13	17	26	29
Total	4,757	4,320	9,305	8,530

Operating income
North America Segment	340	398	644	796
EMEA Segment	60	73	121	153
Asia-Pacific Segment	71	84	170	170
Latin America Segment	(6)	3	5	9
Corporate	(124)	(134)	(252)	(230)
Total	341	424	688	898

Interest income	13	14	27	29
Interest expense	(85)	(83)	(168)	(174)
Income tax expense	(63)	(75)	(130)	(169)
Net income	206	280	417	584

Net income attributable to noncontrolling interests	(59)	(61)	(112)	(116)
Net income attributable to shareholders of FMC-AG & Co. KGaA	147	219	305	468

Revenue and operating income generated in countries outside the eurozone are subject to currency fluctuations. The table below summarizes the development of the euro against the U.S. dollar, as well as the revenue and the operating income generated in U.S. dollars, as a percentage of the consolidated results, for the three- and six- month periods ended June 30, 2022 and 2021:

Currency development and portion of total revenue and operating income

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021

Currency development of euro against the U.S. dollar	positive impact	negative impact	positive impact	negative impact
Percentage of revenue generated in U.S. dollars	69%	68%	69%	69%
Percentage of operating income generated in U.S. dollars	99%	94%	94%	89%

FRESENIUS MEDICAL CARE AG & Co. KGaA

Three months ended June 30, 2022 compared to three months ended June 30, 2021

Interim consolidated financials

Performance indicators for the interim consolidated financial statements

			Change in %
	For the three months ended			Currency
	June 30,			translation	Constant
	2022	2021	As reported	effects	Currency(1)

Revenue in € M	4,757	4,320	10%	9%	1%
Health care services	3,782	3,400	11%	10%	1%
Health care products	975	920	6%	5%	1%
Number of dialysis treatments	13,074,041	13,208,732	(1%)
Same Market Treatment Growth (2)	(1.5%)	(1.4%)
Gross profit in € M	1,346	1,284	5%	8%	(3%)
Gross profit as a % of revenue	28.3%	29.7%
Selling, general and administrative costs in € M	969	830	17%	(9%)	8%
Selling, general and administrative costs as a % of revenue	20.4%	19.2%
Operating income in € M	341	424	(20%)	7%	(27%)
Operating income margin	7.2%	9.8%
Net income attributable to shareholders of FMC-AG & Co. KGaA in € M	147	219	(33%)	6%	(39%)
Basic earnings per share in €	0.50	0.75	(33%)	6%	(39%)

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.
(2)	Same market treatment growth represents growth in treatments, adjusted for certain reconciling items including (but not limited to) treatments from acquisitions, closed or sold clinics and differences in dialysis days (“Same Market Treatment Growth”).

Health care services revenue increased by 11% as compared to the three months ended June 30, 2021 (+1% at Constant Exchange Rates) driven by a positive impact from foreign currency translation (+10%) and contributions from acquisitions (+1%), despite impacts from excess mortality rates among patients due to COVID-19 in certain of our operating segments which are further described in the discussions of our segments below and higher implicit price concessions in the North America Segment.

Dialysis treatments decreased by 1% as a result of negative Same Market Treatment Growth (-1%) and the effect of closed or sold clinics (-1%), partially offset by contributions from acquisitions (+1%). Excess mortality rates among our patients due to COVID-19 contributed significantly to the decreases in treatments and Same Market Treatment Growth.

At June 30, 2022, we owned or operated 4,163 dialysis clinics compared to 4,125 dialysis clinics at June 30, 2021. During the three months ended June 30, 2022, we acquired 1 dialysis clinic, opened 15 dialysis clinics and combined or closed 6 clinics. The number of patients treated in dialysis clinics that we own or operate remained relatively stable at 345,687 as of June 30, 2022 (June 30, 2021: 345,646).

Health care product revenue increased by 6% (+1% at Constant Exchange Rates), driven by a positive impact from foreign currency translation and higher sales of in-center disposables, partially offset by lower sales of acute cardiopulmonary products.

Gross profit increased by 5% (-3% at Constant Exchange Rates), primarily driven by government relief funding available for health care providers affected by the COVID-19 pandemic, which offset certain eligible costs, (North America Segment), a favorable impact from foreign currency translation effects and higher average reimbursement rates (North America Segment and EMEA Segment), partially offset by higher personnel expense (primarily in the North America Segment), inflationary and supply chain cost increases (across all regions) and higher implicit price concessions (North America Segment).

Selling, general and administrative (“SG&A”) expense increased by 17% (+8% at Constant Exchange Rates), primarily driven by a negative impact from foreign currency translation (North America Segment, Corporate, Asia-Pacific Segment and Latin America Segment), an unfavorable impact from the remeasurement of investments (primarily driven by the Humacyte Investment Remeasurement in the North America Segment) and higher personnel expense (North America Segment and Latin America Segment), partially offset by lower share-based compensation (North America Segment and at Corporate).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Income from equity method investees decreased by 14% to €19 M from €22 M. The decrease was primarily driven by lower earnings in Vifor Fresenius Medical Care Renal Pharma Ltd. (“VFMCRP”) and other entities in which we have less than 100% ownership.

Operating income decreased by 20% (-27% at Constant Exchange Rates), largely driven by the combined effects of the items discussed within gross profit and SG&A expense as well as a positive impact from foreign currency translation.

Net interest expense increased by 3% to €72 M from €69 M, primarily due a negative impact from foreign currency translation and a prior year release of interest accruals related to uncertain tax treatments, partially offset by refinancing activities (including the issuance of bonds in prior periods at lower interest rates and the repayment of term loans).

Income tax expense decreased by 16% to €63 M from €75 M. The effective tax rate increased to 23.4% from 21.2% for the same period of 2021 largely driven by the absence of impacts related to changes in tax risk estimates realized in the prior year, non-tax deductible expenses related to Hyperinflation in Turkey and higher tax provisions related to tax law changes, partially offset by a larger portion of tax-free income attributable to noncontrolling interests compared to income before income taxes.

Net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 33% (-39% at Constant Exchange Rates) as a result of the combined effects of the items discussed above.

Basic earnings per share decreased by 33% (-39% at Constant Exchange Rates), primarily due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA described above, partially offset by a positive impact from foreign currency translation. The average weighted number of shares outstanding for the period remained relatively stable at 293.1 M on June 30, 2022 as compared to the prior year period (June 30, 2021: 292.9 M).

The number of full-time equivalent employees we employed was 123,153 as of June 30, 2022 which remained relatively stable as compared to the prior year period (June 30, 2021: 123,538).

FRESENIUS MEDICAL CARE AG & Co. KGaA

The following discussions pertain to our operating and reportable segments and the measures we use to manage these segments.

North America Segment

Performance indicators for the North America Segment

			Change in %
	For the three months ended			Currency
	June 30,			translation	Constant
	2022	2021	As reported	effects	Currency(1)

Revenue in € M	3,294	2,953	12%	13%	(1%)
Health care services	3,026	2,695	12%	13%	(1%)
Health care products	268	258	4%	12%	(8%)
Number of dialysis treatments	7,953,340	8,079,555	(2%)
Same Market Treatment Growth	(2.5%)	(2.4%)
Operating income in € M	340	398	(14%)	10%	(24%)
Operating income margin	10.3%	13.5%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Revenue

Health care services revenue increased by 12% (-1% at Constant Exchange Rates), driven by a positive impact from foreign currency translation (+13%) and contributions from acquisitions (+1%), partially offset by a decrease in organic growth (-2%) resulting from the effects of excess mortality rates among patients due to COVID-19 and higher implicit price concessions.

Dialysis treatments decreased by 2% largely due to negative Same Market Treatment Growth (-2%) and effect of closed or sold clinics (-1%), partially offset by contributions from acquisitions (+1%). As of June 30, 2022, 209,084 patients, a decrease of 1% (June 30, 2021: 210,621), were treated in the 2,694 dialysis clinics (June 30, 2021: 2,662) that we own or operate in the North America Segment. Excess mortality rates among patients due to COVID-19 contributed significantly to the decreases in treatments, patients and Same Market Treatment Growth.

Health care product revenue increased by 4% (-8% at Constant Exchange Rates), driven by a positive impact from foreign currency translation, partially offset by lower sales of in-center disposables, machines for chronic treatment, renal pharmaceuticals and home hemodialysis products.

Operating income

Operating income decreased by 14% (-24% at Constant Exchange Rates), primarily related to higher personnel expense, the Humacyte Investment Remeasurement, higher implicit price concessions, an unfavorable impact from excess mortality rates among our patients due to COVID-19 as well as inflationary and supply chain cost increases, partially offset by government relief funding available for health care providers affected by the COVID-19 pandemic, which offset certain eligible costs, and a positive impact from foreign currency translation effects.

FRESENIUS MEDICAL CARE AG & Co. KGaA

EMEA Segment

Performance indicators for the EMEA Segment

			Change in %
	For the three months ended			Currency
	June 30,			translation	Constant
	2022	2021	As reported	effects	Currency(1)

Revenue in € M	727	693	5%	(2%)	7%
Health care services	362	341	6%	0%	6%
Health care products	365	352	4%	(3%)	7%
Number of dialysis treatments	2,481,068	2,461,772	1%
Same Market Treatment Growth	0.0%	(3.8%)
Operating income in € M	60	73	(19%)	(1%)	(18%)
Operating income margin	8.2%	10.6%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Revenue

Health care service revenue increased by 6% (+6% at Constant Exchange Rates), driven by an increase in organic growth including the effects of Hyperinflation in Turkey (+6%).

Dialysis treatments increased by 1% due to contributions from acquisitions (+1%). As of June 30, 2022, 66,544 patients, an increase of 2% (June 30, 2021: 65,401), were treated at the 820 dialysis clinics (June 30, 2021: 815) that we own or operate in the EMEA Segment.

Health care product revenue increased by 4% (+7% at Constant Exchange Rates), primarily due to higher sales of in-center disposables, machines for chronic treatment and renal pharmaceuticals (including the effects of Hyperinflation in Turkey), partially offset by a negative impact from foreign currency translation and lower sales of acute cardiopulmonary products.

Operating income

Operating income decreased by 19% (-18% at Constant Exchange Rates), mainly due to inflationary cost increases, Hyperinflation in Turkey and costs associated with the FME 25 Program, partially offset by favorable foreign currency transaction effects.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Asia-Pacific Segment

Performance indicators for the Asia-Pacific Segment

			Change in %
	For the three months ended			Currency
	June 30,			translation	Constant
	2022	2021	As reported	effects	Currency(1)

Revenue in € M	516	486	6%	4%	2%
Health care services	237	227	5%	2%	3%
Health care products	279	259	8%	7%	1%
Number of dialysis treatments	1,207,771	1,188,789	2%
Same Market Treatment Growth	2.6%	5.8%
Operating income in € M	71	84	(16%)	0%	(16%)
Operating income margin	13.8%	17.3%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Revenue

Health care services revenue increased by 5% (+3% at Constant Exchange Rates), driven by an increase in organic growth (+3%), a positive impact from foreign currency translation (+2%) and contributions from acquisitions (+1%), partially offset by the effect of closed or sold clinics (-1%).

Dialysis treatments increased by 2% mainly due to Same Market Treatment Growth (+3%), partially offset by the effect of closed or sold clinics (-1%). As of June 30, 2022, 33,799 patients, an increase of 1% (June 30, 2021: 33,491) were treated at the 400 dialysis clinics (June 30, 2021: 404) that we own or operate in the Asia-Pacific Segment.

Health care product revenue increased by 8% (+1% at Constant Exchange Rates), mainly due to a positive impact from foreign currency translation and higher sales of peritoneal dialysis products.

Operating income

Operating income decreased by 16% (-16% at Constant Exchange Rates), primarily due to an unfavorable impact from growth in lower margin businesses and inflationary cost increases.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Latin America Segment

Performance indicators for the Latin America Segment

			Change in %
	For the three months ended			Currency
	June 30,			translation	Constant
	2022	2021	As reported	effects	Currency(1)

Revenue in € M	207	171	21%	4%	17%
Health care services	149	123	21%	1%	20%
Health care products	58	48	22%	12%	10%
Number of dialysis treatments	1,431,862	1,478,616	(3%)
Same Market Treatment Growth	(1.8%)	3.4%
Operating income (loss) in € M	(6)	3	n.a.		n.a.
Operating income margin	(3.0%)	1.5%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Revenue

Health care service revenue increased by 21% (+20% at Constant Exchange Rates), driven by an increase in organic growth (+21%) and a positive impact from foreign currency translation (+1%), partially offset by the effect of closed or sold clinics (-1%).

Dialysis treatments decreased by 3% mainly due to negative Same Market Treatment Growth (-2%) and the effect of closed or sold clinics (-1%). As of June 30, 2022, 36,260 patients (June 30, 2021: 36,133), were treated at the 249 dialysis clinics (June 30, 2021: 244) that we own or operate in the Latin America Segment. Excess mortality rates among patients due to COVID-19 contributed to the decreases in treatments and Same Market Treatment Growth.

Health care product revenue increased by 22% (+10% at Constant Exchange Rates), primarily due to a positive impact from foreign currency translation, higher sales of in-center disposables and machines for chronic treatment.

Operating income (loss)

Operating income (loss) decreased to a loss of €6 M from a profit of €3 M, primarily due to inflationary cost increases and unfavorable foreign currency transaction effects, partially offset by lower bad debt expense and a positive impact from foreign currency translation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Six months ended June 30, 2022 compared to six months ended June 30, 2021

Interim consolidated financials

Performance indicators for the interim consolidated financial statements

			Change in %
	For the six months ended			Currency
	June 30,			translation	Constant
	2022	2021	As reported	effects	Currency(1)
Revenue in € M	9,305	8,530	9%	7%	2%
Health care services	7,389	6,726	10%	8%	2%
Health care products	1,916	1,804	6%	4%	2%
Number of dialysis treatments	25,932,144	26,212,741	(1%)
Same Market Treatment Growth	(1.5%)	(1.4%)
Gross profit in € M	2,604	2,491	5%	7%	(2%)
Gross profit as a % of revenue	28.0%	29.2%
Selling general and administrative costs in € M	1,841	1,542	19%	(7%)	12%
Selling, general and administrative costs as a % of revenue	19.8%	18.1%
Operating income in € M	688	898	(23%)	6%	(29%)
Operating income margin	7.4%	10.5%
Net income attributable to shareholders of FMC-AG & Co. KGaA in € M	305	468	(35%)	4%	(39%)
Basic earnings per share in €	1.04	1.60	(35%)	4%	(39%)

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Health care services revenue increased by 10% as compared to the six months ended June 30, 2021 (+2% at Constant Exchange Rates) driven by a positive impact from foreign currency translation (+8%), contributions from acquisitions (+1%) and an increase in organic growth (+1%), despite impacts from excess mortality rates among patients due to COVID-19 in certain of our operating segments which are further described in the discussions of our segments below.

Dialysis treatments decreased by 1% as a result of negative Same Market Treatment Growth (-1%) and the effect of closed or sold clinics (-1%), partially offset by contributions from acquisitions (+1%). Excess mortality rates among our patients due to COVID-19 contributed significantly to the decreases in treatments and Same Market Treatment Growth.

Health care product revenue increased by 6% (+2% at Constant Exchange Rates), driven by a positive impact from foreign currency translation and higher sales of in-center disposables, partially offset by lower sales of acute cardiopulmonary products.

Gross profit increased by 5% (-2% at Constant Exchange Rates), primarily driven by a favorable impact from foreign currency translation effects (North America Segment, Asia-Pacific Segment and Latin America Segment), government relief funding available for health care providers affected by the COVID-19 pandemic, which offset certain eligible costs, (North America Segment), higher average reimbursement rates (North America Segment and EMEA Segment), a positive impact from a partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute (North America Segment) and a favorable impact from foreign currency transaction effects (Asia-Pacific Segment, EMEA Segment and Latin America Segment), partially offset by higher personnel expense, inflationary and supply chain cost increases across all regions and an unfavorable impact from excess mortality rates among our patients due to COVID-19 (mainly in the North America Segment).

SG&A expense increased by 19% (+12% at Constant Exchange Rates), primarily driven by a negative impact from foreign currency translation (North America Segment, Corporate and Asia-Pacific Segment), an unfavorable impact from the remeasurement of investments (primarily driven by the Humacyte Investment Remeasurement in the North America Segment), costs associated with the FME25 Program (mainly in Corporate and the North America Segment), higher personnel expense (North America Segment and Latin America Segment) and Impacts Related to the War in Ukraine (EMEA Segment).

Income from equity method investees decreased by 41% to €30 M from €50 M. The decrease was primarily driven by lower sales of certain renal pharmaceuticals in VFMCRP.

Operating income decreased by 23% (-29% at Constant Exchange Rates), largely driven the combined effects of the items discussed within gross profit and SG&A expense as well as a positive impact from foreign currency translation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Net interest expense decreased by 3% to €141 M from €145 M, primarily due to refinancing activities (including the issuance of bonds in prior periods at lower interest rates and the repayment of term loans), partially offset by a negative impact from foreign currency translation.

Income tax expense decreased by 23% to €130 M from €169 M. The effective tax rate increased to 23.7% from 22.5% for the same period of 2021 largely driven by higher tax provisions related to tax law changes, the absence of impacts related to changes in tax risk estimates realized in the prior year and non-tax deductible expenses related to Hyperinflation in Turkey, partially offset by a larger portion of tax-free income attributable to noncontrolling interests compared to income before income taxes.

Net income attributable to shareholders of FMC-AG & Co. KGaA decreased by 35% (-39% at Constant Exchange Rates) as a result of the combined effects of the items discussed above.

Basic earnings per share decreased by 35% (-39% at Constant Exchange Rates), primarily due to the decrease in net income attributable to shareholders of FMC-AG & Co. KGaA described above, partially offset by a positive impact from foreign currency translation. The average weighted number of shares outstanding for the period remained relatively stable at 293.1 M on June 30, 2022 (June 30, 2021: 292.9 M).

The following discussions pertain to our operating and reportable segments and the measures we use to manage these segments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

North America Segment

Performance indicators for the North America Segment

			Change in %
	For the six months ended			Currency
	June 30,			translation	Constant
	2022	2021	As reported	effects	Currency(1)
Revenue in € M	6,464	5,852	10%	10%	0%
Health care services	5,915	5,338	11%	10%	1%
Health care products	549	514	7%	10%	(3%)
Number of dialysis treatments	15,767,874	16,006,110	(1%)
Same Market Treatment Growth	(2.2%)	(2.7%)
Operating income in € M	644	796	(19%)	7%	(26%)
Operating income margin	10.0%	13.6%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Revenue

Health care services revenue increased by 11% (+1% at Constant Exchange Rates), driven by a positive impact from foreign currency translation (+10%), contributions from acquisitions (+1%) and a positive impact from a partial reversal of an accrual related to a revenue recognition adjustment for accounts receivable in legal dispute (+1%), partially offset by a decrease in organic growth (-1%) resulting from the effects of excess mortality rates among patients due to COVID-19.

Dialysis treatments decreased by 1% largely due to negative Same Market Treatment Growth (-2%), partially offset by contributions from acquisitions (+1%). Excess mortality rates among patients due to COVID-19 contributed significantly to the decreases in treatments, patients and Same Market Treatment Growth.

Health care product revenue increased by 7% (-3% at Constant Exchange Rates), driven by a positive impact from foreign currency translation, partially offset by lower sales of machines for chronic treatment, products for acute care treatments, home hemodialysis products and in-center disposables.

Operating income

Operating income decreased by 19% (-26% at Constant Exchange Rates), primarily related to higher personnel expense, the Humacyte Investment Remeasurement, an unfavorable impact from excess mortality rates among our patients due to COVID-19, inflationary and supply chain cost increases and higher implicit price concessions, partially offset by government relief funding available for health care providers affected by the COVID-19 pandemic, which offset certain eligible costs, and a positive impact from foreign currency translation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

EMEA Segment

Performance indicators for the EMEA Segment

			Change in %
	For the six months ended			Currency
	June 30,			translation	Constant
	2022	2021	As reported	effects	Currency(1)
Revenue in € M	1,401	1,362	3%	(2%)	5%
Health care services	707	674	5%	(1%)	6%
Health care products	694	688	1%	(3%)	4%
Number of dialysis treatments	4,919,002	4,903,686	0%
Same Market Treatment Growth	(0.4%)	(3.3%)
Operating income in € M	121	153	(21%)	(3%)	(18%)
Operating income margin	8.6%	11.2%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Revenue

Health care service revenue increased by 5% (+6% at Constant Exchange Rates), driven by an increase in organic growth including the effects of Hyperinflation in Turkey (+5%) and contributions from acquisitions (+1%), partially offset by a negative impact resulting from foreign currency translation (-1%).

Dialysis treatments remained relatively stable as contributions from acquisitions (+1%) were offset by the effect of closed or sold clinics (-1%).

Health care product revenue increased by 1% (+4% at Constant Exchange Rates), primarily due to higher sales of in-center disposables and renal pharmaceuticals (including the effects of Hyperinflation in Turkey), partially offset by a negative impact from foreign currency translation and lower sales of acute cardiopulmonary products as well as machines for chronic treatment (including the effects of Hyperinflation in Turkey).

Operating income

Operating income decreased by 21% (-18% at Constant Exchange Rates), mainly due to Impacts Related to the War in Ukraine, inflationary cost increases and Hyperinflation in Turkey, partially offset by favorable foreign currency transaction effects.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Asia-Pacific Segment

Performance indicators for the Asia-Pacific Segment

			Change in %
	For the six months ended			Currency
	June 30,			translation	Constant
	2022	2021	As reported	effects	Currency(1)
Revenue in € M	1,023	957	7%	4%	3%
Health care services	473	455	4%	2%	2%
Health care products	550	502	10%	7%	3%
Number of dialysis treatments	2,387,338	2,357,958	1%
Same Market Treatment Growth	2.1%	6.6%
Operating income in € M	170	170	0%	1%	(1%)
Operating income margin	16.6%	17.7%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Revenue

Health care services revenue increased by 4% (+2% at Constant Exchange Rates), driven by an increase in organic growth (+2%), a positive impact from foreign currency translation (+2%) and contributions from acquisitions (+1%), partially offset by the effect of closed or sold clinics (-1%).

Dialysis treatments increased by 1% mainly due to Same Market Treatment Growth (+2%), partially offset by the effect of closed or sold clinics (-1%).

Health care product revenue increased by 10% (+3% at Constant Exchange Rates), mainly due to a positive impact from foreign currency translation, higher sales of in-center disposables, products for acute care treatments and acute cardiopulmonary products.

Operating income

Operating income remained relatively stable (-1% at Constant Exchange Rates), as favorable foreign currency transaction effects and a gain from the sale of clinics were offset by inflationary cost increases.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Latin America Segment

Performance indicators for the Latin America Segment

			Change in %
	For the six months ended			Currency
	June 30,			translation	Constant
	2022	2021	As reported	effects	Currency(1)
Revenue in € M	391	330	18%	2%	16%
Health care services	279	238	17%	0%	17%
Health care products	112	92	22%	9%	13%
Number of dialysis treatments	2,857,930	2,944,987	(3%)
Same Market Treatment Growth	(1.8%)	2.9%
Operating income in € M	5	9	(46%)	25%	(71%)
Operating income margin	1.3%	2.8%

(1)	For further information on Constant Exchange Rates, see “II. Discussion of measures – Non–IFRS measures” above.

Revenue

Health care service revenue increased by 17% (+17% at Constant Exchange Rates), driven by an increase in organic growth (+18%), partially offset by effect of closed or sold clinics (-1%).

Dialysis treatments decreased by 3% mainly due to negative Same Market Treatment Growth (-2%) and the effect of closed or sold clinics (-1%). Excess mortality rates among patients due to COVID-19 contributed to the decreases in treatments and Same Market Treatment Growth.

Health care product revenue increased by 22% (+13% at Constant Exchange Rates), primarily due to a positive impact from foreign currency translation, higher sales of machines for chronic treatment and in-center disposables partially offset by lower sales of products for acute care treatments.

Operating income

Operating income decreased by 46% (-71% at Constant Exchange Rates), primarily due to inflationary cost increases, partially offset by favorable foreign currency transaction effects, lower bad debt expense and a positive impact from foreign currency translation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial position

Sources of liquidity

Our primary sources of liquidity are typically cash provided by operating activities, cash provided by short-term debt, proceeds from the issuance of long-term debt and divestitures. We require this capital primarily to finance working capital needs, fund acquisitions, operate clinics, develop free-standing renal dialysis clinics and other health care facilities, purchase equipment for existing or new renal dialysis clinics and production sites, repay debt and pay dividends (see “Net cash provided by (used in) investing activities” and “Net cash provided by (used in) financing activities” below) and to satisfy put option obligations to holders of minority interests in certain dialysis clinics and other health care centers we operate (see note 11 of the notes to the consolidated financial statements (unaudited) included in this report).

As of June 30, 2022, our available borrowing capacity under unutilized credit facilities amounted to approximately €2.6 billion, including €2.0 billion under the Syndicated Credit Facility, which we maintain as a backup for general corporate purposes. On June 8, 2022, we amended and extended the Syndicated Credit Facility to extend the term by one year and replace U.S. dollar-LIBOR references with the Term Secured Overnight Financing Rate.

In our long-term capital management, we focus primarily on the net leverage ratio, a Non-IFRS measure, see “II. Discussion of measures – Non–IFRS measures – Net leverage ratio (Non-IFRS Measure),” above. Our self-set target for the net leverage ratio is 3.0 - 3.5x, which management considers appropriate for the Company. The following table shows the reconciliation of net debt and adjusted EBITDA and the calculation of the net leverage ratio as of June 30, 2022 and December 31, 2021. As of June 30, 2022, we marginally exceeded our self-set target for the net leverage ratio, but expect to be within the target range at the end of 2022.

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measure in € M, except for net leverage ratio

		December 31,
	June 30, 2022	2021

Debt and lease liabilities (1)	13,659	13,320
Minus: Cash and cash equivalents	(1,025)	(1,482)
Net debt	12,634	11,838

Net income (2)	1,053	1,219
Income tax expense (2)	313	353
Interest income (2)	(71)	(73)
Interest expense (2)	347	353
Depreciation and amortization (2)	1,647	1,586
Adjustments(2), (3)	260	125
Adjusted EBITDA	3,549	3,563

Net leverage ratio	3.6	3.3

(1)	Debt includes the following balance sheet line items: short-term debt, current portion of long-term debt and long-term debt, less current portion.
(2)	Last twelve months.
(3)

Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2022: €4 M; 2021: €13 M), non-cash charges, primarily related to pension expense (2022: €51 M; 2021: €49 M), impairment loss (2022: €35 M; 2021: €38 M) and special items, including costs related to the FME25 Program (2022: € 63 M; 2021: €25 M), Humacyte Investment Remeasurement (2022: €78 M), Hyperinflation in Turkey (2022: €6 M) and the Impacts Related to the War in Ukraine (2022: €23 M).

At June 30, 2022, we had cash and cash equivalents of €1,025 M (December 31, 2021: €1,482 M).

Free cash flow (Net cash provided by (used in) operating activities, after capital expenditures, before acquisitions and investments) is a Non-IFRS Measure and is reconciled to net cash provided by (used in) operating activities, the most directly comparable IFRS measure, see “II. Discussion of measures – Non–IFRS measures – Net cash provided by (used in) operating activities in % of revenue” and “– Free cash flow in % of revenue (Non-IFRS Measure)” above.

The following table shows the cash flow performance indicators for the six months ended June 30, 2022 and 2021 and reconciles free cash flow and free cash flow in percent of revenue to Net cash provided by (used in) operating activities and Net cash provided by (used in) operating activities in percent of revenue, respectively:

FRESENIUS MEDICAL CARE AG & Co. KGaA

Cash flow measures

in € M, except where otherwise specified

	For the six months ended
	June 30,
	2022	2021

Revenue	9,305	8,530
Net cash provided by (used in) operating activities	910	1,129
Capital expenditures	(334)	(394)
Proceeds from sale of property, plant and equipment	5	14
Capital expenditures, net	(329)	(380)
Free cash flow	581	749
Net cash provided by (used in) operating activities in % of revenue	9.8%	13.2%
Free cash flow in % of revenue	6.2%	8.8%

Net cash provided by (used in) operating activities

In the first six months of 2022, net cash provided by operating activities was €910 M, compared to €1,129 M in the first six months of 2021. Net cash provided by operating activities in percent of revenue decreased to 10% for the first six months of 2022 as compared to 13% for the comparable period of 2021. Net cash provided by (used in) operating activities is impacted by the profitability of our business, the development of our working capital, principally inventories, receivables and cash outflows that occur due to a number of specific items as discussed below. The decrease in net cash provided by operating activities was mainly driven by the recoupment in the first six months of 2022 of advanced payments in the amount of $391 M (€357 M) (2021: $192 M (€159 M)) initially received in 2020 under the Medicare Accelerated and Advance Payment Program and a decrease in net income, partially offset by COVID-19-related government relief funding in the U.S. and a favorable impact from trade accounts and other receivables from unrelated parties.

The profitability of our business depends significantly on reimbursement rates for our services. Approximately 80% of our revenue is generated by providing health care services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the six months ended June 30, 2022, approximately 32% of our consolidated revenue was attributable to reimbursements from U.S. federal health care benefit programs, such as Medicare and Medicaid. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial position and results of operations and thus on our capacity to generate cash flow. See “I. Overview,” above.

We intend to continue to address our current cash and financing requirements using net cash provided by operating activities, issuances under our commercial paper program (see note 5 of the notes to the consolidated financial statements (unaudited) included in this report) as well as from the use of our accounts receivable securitization program (“Accounts Receivable Facility”) and bilateral credit lines. The Syndicated Credit Facility is also available for backup financing needs. In addition, to finance acquisitions or meet other needs, we expect to utilize long-term financing arrangements, such as the issuance of bonds.

Net cash provided by (used in) operating activities depends on the collection of accounts receivable. Commercial customers and government institutions generally have different payment cycles. Lengthening their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties enforcing and collecting accounts receivable under the legal systems of, and due to the economic conditions in, some countries. Accounts receivable balances, net of expected credit losses, represented Days Sales Outstanding (“DSO”) of 69 days at June 30, 2022 (December 31, 2021: 62 days).

DSO by segment is calculated by dividing the respective segment’s accounts and other receivables from unrelated parties less contract liabilities, converted to euro using the average exchange rate for the period presented, less any sales or value-added tax included in the receivables, by the average daily sales for the last twelve months of that segment, converted to euro using the average exchange rate for the period. Receivables and revenues are adjusted for amounts related to acquisitions and divestitures made within the reporting period with a purchase price above a €50 M threshold, consistent with the respective adjustments in the determination of adjusted EBITDA (see “II. Discussion of measures — Non-IFRS measures — Net leverage ratio (Non-IFRS Measure)” above).

FRESENIUS MEDICAL CARE AG & Co. KGaA

The development of DSO by reporting segment is shown in the table below:

Development of days sales outstanding

in days

	June 30,	December
	2022	31, 2021	Increase/decrease primarily driven by:
North America Segment	56	44	CMS’s recoupment of advanced payments received in 2020 under the Medicare Accelerated and Advance Payment Program

EMEA Segment	88	88	Remained stable

Asia-Pacific Segment	99	103	Improvement of payment collections in the region

Latin America Segment	121	130	Improvement of payment collections in the region

FMC-AG & Co. KGaA average days sales outstanding	69	62

Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible.

For information regarding litigation exposure as well as ongoing and future tax audits, see note 10 of the notes to the consolidated financial statements (unaudited) included in this report.

Net cash provided by (used in) investing activities

Net cash used in investing activities in the first six months of 2022 was €409 M as compared to net cash used in investing activities of €473 M in the comparable period of 2021. The following table shows a breakdown of our investing activities for the first six months of 2022 and 2021:

Cash flows relating to investing activities

in € M

			Acquisitions, investments,
	Capital expenditures, net,		purchases of intangible		Proceeds from divestitures
	including capitalized		assets and investments in		and the sale of debt
	development costs		debt securities		securities

	For the six months ended June 30,
	2022	2021	2022	2021	2022	2021

North America Segment	178	200	96	145	33	98
EMEA Segment	48	49	10	19	—	—
Asia-Pacific Segment	18	18	10	—	21	—
Latin America Segment	11	19	11	7	2	—
Corporate	74	94	20	20	11	—
Total	329	380	147	191	67	98

The majority of our capital expenditures in the first six months of 2022 was used for capitalization of machines provided to our customers, maintaining existing clinics and centers, equipping new clinics and centers, capitalization of certain development costs and IT implementation costs. Capital expenditures accounted for approximately 4% of total revenue in the first six months of 2022 and 2021.

Investments in the first six months of 2022 were primarily comprised of purchases of debt securities and equity investments. Divestitures in the first six months of 2022 were mainly related to the divestment of debt securities and equity investments. Acquisitions in the first six months of 2022 related primarily to the purchase of dialysis clinics. Additionally, purchases of intangible assets for the first six months of 2022 related primarily to emission rights certificates.

Investments in the first six months of 2021 were primarily comprised of purchases of debt securities. Divestitures in the first six months of 2021 were mainly related to the divestment of debt securities. Acquisitions in the first six months of 2021 related primarily to the purchase of dialysis clinics.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Net cash provided by (used in) financing activities

In the first six months of 2022, net cash used in financing activities was €995 M as compared to net cash used in financing activities of €378 M in the first six months of 2021.

In the first six months of 2022, cash was mainly used in the repayment of long-term debt (including the repayment at maturity of bonds in an aggregate principal amount of $700 M (€533 M as of the date of issuance) on January 31, 2022, the repayment of short-term debt (including borrowings under our commercial paper program and short-term debt from related parties), the payment of dividends, the repayment of lease liabilities (including lease liabilities from related parties) and distributions to noncontrolling interests, partially offset by proceeds from short-term debt (including borrowings under our commercial paper program and short-term debt from related parties), proceeds from long-term debt (including proceeds from the issuance of Schuldschein loans of €225 M) and the utilization of the Accounts Receivable Facility. For further information, see note 6 of the notes to the consolidated financial statements (unaudited) included in this report.

In the first six months of 2021, cash was mainly used in the repayment of long-term debt (including the repayment at maturity of bonds in an aggregate principal amount of $650 M (€473 M as of the date of issuance) and €300 M as well as the early repayment of the USD term loan 2017 / 2022 in the amount of $1,050 M (€860 M as of the date of repayment) and EUR term loan 2017 / 2022 in the amount of €245 M, both under the Amended 2012 Credit Agreement), payments of dividends, payments of short-term debt from unrelated parties and the repayment of lease liabilities (including lease liabilities from related parties), partially offset by proceeds from short-term debt (including borrowings under our commercial paper program) and proceeds from long-term debt (including proceeds from the issuance of bonds in an aggregate principal amount of $1,500 M (€1,227 M)).

On May 17, 2022, we paid a dividend with respect to 2021 of €1.35 per share (for 2020 paid in 2021 €1.34 per share). The total dividend payment was €396 M as compared to €392 M in the prior year.

Balance sheet structure

Total assets as of June 30, 2022 increased by 5% to €36.1 billion as compared to €34.4 billion at December 31, 2021. In addition to a 7% positive impact resulting from foreign currency translation, total assets decreased by 2% to €33.7 billion from €34.4 billion primarily due to a decrease in cash and cash equivalents, right-of-use assets and property, plant and equipment, partially offset by an increase in inventories.

Current assets as a percent of total assets decreased to 22% at June 30, 2022 as compared to 23% at December 31, 2021, primarily driven by a decrease in cash and cash equivalents, partially offset by an increase in inventories. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, increased to 43% at June 30, 2022 as compared to 41% at December 31, 2021, primarily driven by an increase in equity from currency translation and a decrease in pension liabilities, partially offset by an increase in short-term debt from unrelated parties, lease liabilities from unrelated parties (including current portion) and accounts payable to unrelated parties. ROIC decreased to 4.0% at June 30, 2022 as compared to 4.9% at December 31, 2021. For further information on ROIC, see “II. Discussion of measures – Non–IFRS measures – Return on invested capital (ROIC) (Non-IFRS Measure)” above.

Report on post-balance sheet date events

Refer to note 13 in the notes to the consolidated financial statements (unaudited) included in this report.

Recently issued accounting standards

Refer to note 1 of the notes to the consolidated financial statements (unaudited) included in this report for information regarding recently issued accounting standards.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Financial Statements

Consolidated statements of income

(unaudited)

Consolidated statements of income

in € thousands (“THOUS”), except per share data

		For the three months		For the six months
		ended June 30,		ended June 30,
	Note	2022	2021	2022	2021
Revenue:
Health care services	2a	3,781,920	3,400,221	7,388,727	6,725,680
Health care products	2a	974,760	919,949	1,916,322	1,804,615
		4,756,680	4,320,170	9,305,049	8,530,295

Costs of revenue:
Health care services		2,837,222	2,578,669	5,653,451	5,147,051
Health care products		573,408	457,508	1,047,453	892,594
		3,410,630	3,036,177	6,700,904	6,039,645

Gross profit		1,346,050	1,283,993	2,604,145	2,490,650

Operating (income) expenses:
Selling, general and administrative		969,489	830,177	1,840,730	1,541,692
Research and development	2b	55,418	52,017	105,091	100,662
Income from equity method investees	12	(19,367)	(22,422)	(29,854)	(50,178)
Operating income		340,510	424,221	688,178	898,474

Other (income) expense:
Interest income		(12,747)	(13,965)	(26,859)	(29,221)
Interest expense		84,326	83,174	167,535	174,502
Income before income taxes		268,931	355,012	547,502	753,193
Income tax expense		62,926	75,294	129,691	169,141
Net income		206,005	279,718	417,811	584,052
Net income attributable to noncontrolling interests		58,865	61,141	113,310	116,529
Net income attributable to shareholders of FMC-AG & Co. KGaA		147,140	218,577	304,501	467,523
Basic earnings per share	2c	0.50	0.75	1.04	1.60
Diluted earnings per share	2c	0.50	0.75	1.04	1.60

See accompanying notes to the unaudited interim consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of comprehensive income

(unaudited)

Consolidated statements of comprehensive income

in € THOUS

	For the three months		For the six months
	ended June 30,		ended June 30,
	2022	2021	2022	2021

Net income	206,005	279,718	417,811	584,052
Other comprehensive income (loss):
Components that will not be reclassified to profit or loss:
Equity method investees - share of OCI	524	(41,822)	(11,936)	(49,254)
FVOCI equity investments	9	19,437	8,676	25,293
Actuarial gain (loss) on defined benefit pension plans	97,113	(4,528)	240,299	49,774
Income tax (expense) benefit related to components of other comprehensive income not reclassified	(29,279)	(5,004)	(72,319)	(21,960)
	68,367	(31,917)	164,720	3,853
Components that may be reclassified subsequently to profit or loss:
Gain (loss) related to foreign currency translation	1,038,976	(141,609)	1,324,313	404,187
FVOCI debt securities	(14,391)	2,857	(33,380)	(7,068)
Gain (loss) related to cash flow hedges	(2,036)	587	(436)	(1,179)
Cost of hedging	681	(219)	1,448	(135)
Income tax (expense) benefit related to components of other comprehensive income that may be reclassified	3,002	(586)	5,690	1,532
	1,026,232	(138,970)	1,297,635	397,337

Other comprehensive income (loss), net of tax	1,094,599	(170,887)	1,462,355	401,190
Total comprehensive income	1,300,604	108,831	1,880,166	985,242
Comprehensive income attributable to noncontrolling interests	141,748	47,030	221,215	151,011
Comprehensive income (loss) attributable to shareholders of FMC-AG & Co. KGaA	1,158,856	61,801	1,658,951	834,231

See accompanying notes to the unaudited interim consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated balance sheets

(unaudited)

Consolidated balance sheets

in € THOUS, except share data

	Note	June 30, 2022	December 31, 2021

Assets
Cash and cash equivalents		1,024,672	1,481,655
Trade accounts and other receivables from unrelated parties		3,664,279	3,409,061
Accounts receivable from related parties	3	140,690	162,361
Inventories	4	2,278,859	2,038,014
Other current assets		996,402	876,151
Total current assets		8,104,902	7,967,242

Property, plant and equipment		4,409,959	4,235,027
Right-of-use assets		4,449,675	4,316,440
Intangible assets		1,553,792	1,459,393
Goodwill		15,590,676	14,361,577
Deferred taxes		310,097	315,360
Investment in equity method investees	12	734,734	786,905
Other non-current assets		915,891	924,614
Total non-current assets		27,964,824	26,399,316
Total assets		36,069,726	34,366,558

Liabilities
Accounts payable to unrelated parties		837,016	736,069
Accounts payable to related parties	3	101,772	121,457
Current provisions and other current liabilities		3,596,744	3,676,875
Short-term debt from unrelated parties	5	1,391,066	1,178,353
Short-term debt from related parties	5	23,000	77,500
Current portion of long-term debt	6	56,931	667,966
Current portion of lease liabilities from unrelated parties		682,874	639,947
Current portion of lease liabilities from related parties	3	21,966	21,631
Income tax liabilities		165,181	137,836
Total current liabilities		6,876,550	7,257,634

Long-term debt, less current portion	6	7,263,560	6,646,949
Lease liabilities from unrelated parties, less current portion		4,133,042	3,990,153
Lease liabilities from related parties, less current portion	3	86,696	97,650
Non-current provisions and other non-current liabilities		707,300	707,563
Pension liabilities	7	573,515	782,622
Income tax liabilities		42,039	36,498
Deferred taxes		936,291	868,452
Total non-current liabilities		13,742,443	13,129,887
Total liabilities		20,618,993	20,387,521

Shareholders’ equity:
Ordinary shares, no par value, €1.00 nominal value, 362,370,124 shares authorized, 293,413,449 issued and outstanding as of June 30, 2022 (December 31, 2021: 293,004,339)		293,413	293,004
Additional paid-in capital		2,919,907	2,891,276
Retained earnings		10,801,627	10,826,140
Accumulated other comprehensive income (loss)		34,262	(1,311,637)
Total FMC-AG & Co. KGaA shareholders’ equity		14,049,209	12,698,783
Noncontrolling interests		1,401,524	1,280,254
Total equity		15,450,733	13,979,037
Total liabilities and equity		36,069,726	34,366,558

See accompanying notes to the unaudited interim consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of cash flows

(unaudited)

Consolidated statements of cash flows

in € THOUS

		For the six months ended
		June 30,
	Note	2022	2021
Operating activities
Net income		417,811	584,052

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment loss	12	841,707	783,735
Change in deferred taxes, net		(63,140)	(36,814)
(Gain) loss from the sale of fixed assets, right-of-use assets, investments and divestitures		82,753	(3,632)
Income from equity method investees	12	(29,854)	(50,178)
Interest expense, net		140,676	145,281
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts and other receivables from unrelated parties		(55,838)	(195,580)
Inventories		(118,345)	(115,701)
Other current and non-current assets		(39,883)	177,808
Accounts receivable from related parties		32,951	(12,975)
Accounts payable to related parties		(28,242)	3,941
Accounts payable to unrelated parties, provisions and other current and non-current liabilities		(274,801)	(78,558)
Income tax liabilities		224,506	223,041
Received dividends from investments in equity method investees		89,018	56,414
Paid interest		(138,032)	(171,384)
Received interest		26,620	29,221
Paid income taxes		(197,797)	(209,901)
Net cash provided by (used in) operating activities		910,110	1,128,770

Investing activities
Purchases of property, plant and equipment and capitalized development costs		(334,267)	(393,658)
Acquisitions, net of cash acquired, investments and purchases of intangible assets		(60,845)	(128,677)
Investments in debt securities		(85,807)	(62,317)
Proceeds from sale of property, plant and equipment		5,124	13,484
Proceeds from divestitures		39,901	1,851
Proceeds from sale of debt securities		26,906	96,139
Net cash provided by (used in) investing activities		(408,988)	(473,178)

Financing activities
Proceeds from short-term debt from unrelated parties		574,074	1,621,066
Repayments of short-term debt from unrelated parties		(367,433)	(365,178)
Proceeds from short-term debt from related parties		68,000	49,446
Repayments of short-term debt from related parties		(122,500)	(2,606)
Proceeds from long-term debt		248,342	1,230,106
Repayments of long-term debt		(716,357)	(2,042,787)
Repayments of lease liabilities from unrelated parties		(366,393)	(336,961)
Repayments of lease liabilities from related parties		(10,872)	(10,307)
Increase (decrease) of accounts receivable facility		166,226	—
Proceeds from exercise of stock options		20,145	5,228
Dividends paid		(395,556)	(392,455)
Distributions to noncontrolling interests		(139,009)	(159,281)
Contributions from noncontrolling interests		46,421	25,410
Net cash provided by (used in) financing activities		(994,912)	(378,319)
Effect of exchange rate changes on cash and cash equivalents		36,807	49,146
Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents		(456,983)	326,419
Cash and cash equivalents at beginning of period		1,481,655	1,081,539
Cash and cash equivalents at end of period		1,024,672	1,407,958

See accompanying notes to the unaudited interim consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated statements of shareholders´ equity

For the six months ended June 30, 2022 and 2021 (unaudited)

Consolidated statements of shareholders’ equity

in € THOUS, except share data

		Ordinary shares				Accumulated other comprehensive income (loss)
										Total FMC-AG
				Additional		Foreign	Cash			& Co. KGaA
		Number of	No par	paid in	Retained	currency	flow		Fair value	shareholders’	Non-controlling
	Note	shares	value	capital	earnings	translation	hedges	Pensions	changes	equity	interests	Total equity
Balance at December 31, 2020		292,876,570	292,877	2,872,630	10,254,913	(1,936,713)	(7,706)	(346,282)	85,361	11,215,080	1,116,230	12,331,310
Proceeds from exercise of options and related tax effects		102,914	102	5,140	—	—	—	—	—	5,242	—	5,242
Dividends paid		—	—	—	(392,455)	—	—	—	—	(392,455)	—	(392,455)
Purchase/ sale of noncontrolling interests		—	—	9,195	—	—	—	—	—	9,195	32,679	41,874
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	(119,437)	(119,437)
Put option liabilities	11	—	—	—	(39,341)	—	—	—	—	(39,341)	—	(39,341)
Net Income		—	—	—	467,523	—	—	—	—	467,523	116,529	584,052
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	374,289	(254)	(4,679)	349	369,705	34,482	404,187
Cash flow hedges, net of related tax effects		—	—	—	—	—	(907)	—	—	(907)	—	(907)
Pensions, net of related tax effects		—	—	—	—	—	—	35,533	—	35,533	—	35,533
Fair value changes		—	—	—	—	—	—	—	(37,623)	(37,623)	—	(37,623)
Comprehensive income		—	—	—	—	—	—	—	—	834,231	151,011	985,242
Balance at June 30, 2021		292,979,484	292,979	2,886,965	10,290,640	(1,562,424)	(8,867)	(315,428)	48,087	11,631,952	1,180,483	12,812,435
Balance at December 31, 2021		293,004,339	293,004	2,891,276	10,826,140	(982,506)	(9,115)	(369,998)	49,982	12,698,783	1,280,254	13,979,037
Proceeds from exercise of options and related tax effects		409,110	409	19,988	—	—	—	—	—	20,397	—	20,397
Dividends paid		—	—	—	(395,556)	—	—	—	—	(395,556)	—	(395,556)
Purchase/ sale of noncontrolling interests		—	—	8,643	—	—	—	—	—	8,643	21,846	30,489
Contributions from/ to noncontrolling interests		—	—	—	—	—	—	—	—	—	(121,791)	(121,791)
Put option liabilities	11	—	—	—	57,991	—	—	—	—	57,991	—	57,991
Transfer of cumulative gains/losses of equity investments		—	—	—	8,551	—	—	—	(8,551)	—	—	—
Net Income		—	—	—	304,501	—	—	—	—	304,501	113,310	417,811
Other comprehensive income (loss) related to:
Foreign currency translation		—	—	—	—	1,230,414	(708)	(14,080)	782	1,216,408	107,905	1,324,313
Cash flow hedges, net of related tax effects		—	—	—	—	—	757	—	—	757	—	757
Pensions, net of related tax effects		—	—	—	—	—	—	168,105	—	168,105	—	168,105
Fair value changes		—	—	—	—	—	—	—	(30,820)	(30,820)	—	(30,820)
Comprehensive income		—	—	—	—	—	—	—	—	1,658,951	221,215	1,880,166
Balance at June 30, 2022		293,413,449	293,413	2,919,907	10,801,627	247,908	(9,066)	(215,973)	11,393	14,049,209	1,401,524	15,450,733

See accompanying notes to the unaudited interim consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

1.    The Company and basis of presentation

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien) registered in the commercial registry of Hof an der Saale under HRB 4019, with its business address at Else-Kröner-Str. 1, 61352 Bad Homburg v. d. Höhe , Germany, is the world’s leading provider of products and services for individuals with renal diseases, based on publicly reported revenue and number of patients treated. The Company provides dialysis care and related services to persons who suffer from End-Stage Kidney Disease (“ESKD”), as well as other health care services. The Company also develops, manufactures and distributes a wide variety of health care products. The Company’s health care products include hemodialysis machines, peritoneal dialysis cyclers, dialyzers, peritoneal dialysis solutions, hemodialysis concentrates, solutions and granulates, bloodlines, renal pharmaceuticals, systems for water treatment, and acute cardiopulmonary and apheresis products. The Company supplies dialysis clinics it owns, operates or manages with a broad range of products and also sells dialysis products to other dialysis service providers. The Company’s other health care services include value and risk-based care programs, pharmacy services, vascular, cardiovascular and endovascular specialty services as well as ambulatory surgery center services, physician nephrology and cardiology services and ambulant treatment services.

In these unaudited notes, “FMC-AG & Co. KGaA,” the “Company” or the “Group” refers to Fresenius Medical Care AG & Co. KGaA or Fresenius Medical Care AG & Co. KGaA and its subsidiaries on a consolidated basis, as the context requires. “Fresenius SE” and “Fresenius SE & Co. KGaA” refer to Fresenius SE & Co. KGaA. “Management AG” and the “General Partner” refer to Fresenius Medical Care Management AG which is FMC-AG & Co. KGaA’s general partner and is wholly owned by Fresenius SE. “Management Board” refers to the members of the management board of Management AG and, except as otherwise specified, “Supervisory Board” refers to the supervisory board of FMC-AG & Co. KGaA. The term “North America Segment” refers to the North America operating segment, the term “EMEA Segment” refers to the Europe, Middle East and Africa operating segment, the term “Asia-Pacific Segment” refers to the Asia-Pacific operating segment, and the term “Latin America Segment” refers to the Latin America operating segment. For further discussion of the Company’s operating and reportable segments, see note 12.

Basis of presentation

The consolidated financial statements and other financial information included in the Company’s quarterly reports furnished under cover of Form 6-K and its Annual Report on Form 20-F are prepared solely in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), using the euro as the Company’s reporting and functional currency.

The interim financial report is prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and contains condensed financial statements, in that it does not include all of the notes that would be required in a complete set of financial statements, but rather selected explanatory notes. However, the primary financial statements are presented in the format consistent with the consolidated financial statements as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”) in accordance with IAS 1, Presentation of Financial Statements. During the first quarter of 2022, the Company adopted an accounting policy in relation to emission certificates which are recognized as intangible assets with an infinite useful life and initially measured at cost.

The interim consolidated financial statements at June 30, 2022 and for the three- and six- months ended June 30, 2022 and 2021 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2021 Form 20-F. The preparation of interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such interim financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The Company applies IAS 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), in its Argentine, Lebanese and Turkish subsidiaries due to inflation in these countries. The table below details the date of initial application of IAS 29 and the specific inputs used to calculate the loss on net monetary position on a country-specific basis for the six months ended June 30, 2022. The hyperinflationary accounting effects of the initial application on the opening balance sheet are presented within accumulated other comprehensive income (loss) related to foreign currency translation, in the amount of €23,514, and ongoing re-translation effects of comparative amounts are recorded in other comprehensive income (loss) within the Company’s interim consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Inputs for the calculation of losses on net monetary positions

	Argentina	Lebanon	Turkey
Date of IAS 29 initial application	July 1, 2018	December 31, 2020	April 1, 2022
Consumer price index	National Institute of Statistics & Censuses	Central Administration of Statistics	Turkish Statistical Institute
Index at June 30, 2022	793.0	1,286.8	977.9
Calendar year increase	36%	40%	42%
Loss on net monetary position in € THOUS	24,886	496	7,631

The effective tax rates of 23.4% and 23.7% for the three and six months ended June 30, 2022, respectively (21.2% and 22.5% for the three and six months ended June 30, 2021, respectively), are recognized on the basis of the best estimate made for the weighted average annual income tax rate expected for the full year and applied to income before income taxes reported in the interim financial statements.

The results of operations for the three and six months ended June 30, 2022 are not necessarily indicative of the results of operations for the year ending December 31, 2022.

At the end of February 2022, Russia invaded Ukraine, triggering sanctions by various countries against Russia. The resulting uncertainties led to a further deterioration in the macroeconomic environment for the first six months of 2022, resulting in accelerating inflationary developments, supply chain disruptions and capital market volatility. These developments, combined with complications in the labor market in the United States (“U.S.”), created pressure on the Company’s operations. The Company continues to monitor the situation. As of June 30, 2022, the Company’s assets in Russia and Ukraine totaled less than 1.5% of the Company’s total assets.

On March 21, 2022, the Company announced that it had entered into an agreement to create a company that combines Fresenius Health Partners, Inc., the value-based care division of Fresenius Medical Care Holdings, Inc., with InterWell Health LLC, a physician organization driving innovation in the kidney care space in the U.S., and Cricket Health, Inc., a U.S. provider of value-based kidney care with a patient engagement and data platform. The business combination brings together Fresenius Health Partners’ expertise in kidney care value-based contracting and performance, InterWell Health’s clinical care models and network of 1,600 nephrologists and Cricket Health’s tech-enabled care model that utilizes its proprietary informatics, StageSmart™, and patient engagement platforms to create an entity targeting the management of care for more than 270,000 people with kidney disease by 2025 and to manage around $11 billion (€10 billion as of the date of the announcement) in medical costs in the same year. The closing of the transaction is subject to regulatory review and, if successful, the new entity will be consolidated into the Company’s operating results.

On August 2, 2022, the Management Board authorized the issuance of the Company’s unaudited interim consolidated financial statements.

New accounting pronouncements

Recently implemented accounting pronouncements

The Company has prepared its interim consolidated financial statements at and for the six months ended June 30, 2022 in conformity with IFRS that have to be applied for the interim periods starting on or after January 1, 2022. In the six months ended June 30, 2022, there were no recently implemented accounting pronouncements that had a material effect on the Company’s interim consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Recent accounting pronouncements not yet adopted

The IASB issued the following new standard which is relevant for the Company:

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts. In June 2020 and December 2021, further amendments were published. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure related to the issuance of insurance contracts. IFRS 17 replaces IFRS 4, Insurance Contracts, which was brought in as an interim standard in 2004. IFRS 4 permitted the use of national accounting standards for the accounting of insurance contracts under IFRS. As a result of the varied application for insurance contracts there was a lack of comparability among peer groups. IFRS 17 eliminates this diversity in practice by requiring all insurance contracts to be accounted for using updated estimates and assumptions that reflect the timing of cash flows and any uncertainty relating to insurance contracts.

Based on an assessment performed during 2022, the Company believes that the premium allocation approach under IFRS 17 is the most appropriate measurement model. On initial recognition of the liability for incurred claims, the estimation and valuation process remains unchanged as compared to the application of IFRS 4. Regarding the measurement of the liability for the remaining coverage, the liability is equal to the premiums received less any insurance acquisition cash flows. The Company does not consider the effects and time value of money when measuring the liability for the remaining coverage, as the related cash flow are expected to be paid or received in one year or less from the date the claims are incurred. The Company will apply the modified retrospective approach at the transition. Insurance premium revenues are currently recognized based on the passage of time, therefore the pattern of revenue recognition will not change upon the application of IFRS 17.

The Company does not expect that IFRS 17 will have a material impact on its consolidated financial statements and will continue to assess the qualitative and quantitative impacts of the application of IFRS 17. On June 25, 2020, the IASB issued amendments to IFRS 17, which among others, defer the effective date to fiscal years beginning on or after January 1, 2023. Earlier adoption is permitted for entities that have also adopted IFRS 9, Financial Instruments and IFRS 15, Revenue from Contracts with Customers.

In the Company’s view, no other pronouncements issued by the IASB are expected to have a material impact on the consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

2.    Notes to the consolidated statements of income

a)    Revenue

The Company has recognized the following revenue in the consolidated statements of income for the three and six months ended June 30, 2022 and 2021:

Revenue

in € THOUS

	For the three months ended
	June 30,
	2022			2021
	Revenue from			Revenue from
	contracts with	Other		contracts with	Other
	customers	revenue	Total	customers	revenue	Total

Health care services	3,640,283	141,637	3,781,920	3,305,679	94,542	3,400,221
Health care products	949,726	25,034	974,760	890,792	29,157	919,949
Total	4,590,009	166,671	4,756,680	4,196,471	123,699	4,320,170

	For the six months ended
	June 30,
	2022			2021
	Revenue from			Revenue from
	contracts with	Other		contracts with	Other
	customers	revenue	Total	customers	revenue	Total

Health care services	7,132,798	255,929	7,388,727	6,538,815	186,865	6,725,680
Health care products	1,861,708	54,614	1,916,322	1,740,412	64,203	1,804,615
Total	8,994,506	310,543	9,305,049	8,279,227	251,068	8,530,295

b)    Research and development expenses

Research and development expenses of €105,091 for the six months ended June 30, 2022 (for the six months ended June 30, 2021: €100,662) included research and non-capitalizable development costs as well as depreciation and amortization expenses related to capitalized development costs of €4,150 (for the six months ended June 30, 2021: €2,583).

c)    Earnings per share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three and six months ended June 30, 2022 and 2021:

Reconciliation of basic and diluted earnings per share

in € THOUS, except share and per share data

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
Numerator:
Net income attributable to shareholders of FMC-AG & Co. KGaA	147,140	218,577	304,501	467,523

Denominators:
Weighted average number of shares outstanding	293,145,413	292,913,910	293,076,643	292,896,096
Potentially dilutive shares	—	148,888	—	135,666

Basic earnings per share	0.50	0.75	1.04	1.60
Diluted earnings per share	0.50	0.75	1.04	1.60

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

d)    Impacts of severe acute respiratory syndrome coronavirus 2 (“COVID-19”)

The Company provides life-sustaining dialysis treatments and other critical health care services and products to patients. The Company’s patients need regular and frequent dialysis treatments, or else they face significant adverse health consequences that could result in hospitalization or death. To be able to continue care for its patients in light of COVID-19, the Company determined that it needed to implement a number of measures, both operational and financial, to maintain an adequate workforce, to protect its patients and employees through expanded personal protective equipment protocols and to develop surge capacity for patients suspected or confirmed to have COVID-19. Additionally, the Company experienced a loss of revenue due to the pandemic in certain parts of its business, partially offset by increased demand for its services and products in other parts. Various governments in regions in which the Company operates have provided economic assistance programs to address the consequences of the pandemic on companies and support health care providers and patients.

The Company recorded €181,404 and €17,930 for the six months ended June 30, 2022 and 2021, respectively, within the statement of profit and loss for government grants in various regions in which it operates. In addition to the costs incurred which are eligible for government funding in various countries, the Company has been affected by impacts that COVID-19 had on the global economy and financial markets as well as effects related to lockdowns. During the first six months of 2022, the Company received an additional $232,175 (€212,344) in U.S. Department of Health and Human Services funding available for health care providers affected by the COVID-19 pandemic.

The remaining amount of U.S. government grants received recorded in deferred income was $100,661 (€96,911) and $62,176 (€54,897) at June 30, 2022 and December 31, 2021, respectively. The Company also recorded a contract liability for advance payments received under the Center for Medicare and Medicaid (“CMS”) Accelerated and Advance Payment program which is currently recorded within current provisions and other current liabilities. Contract liabilities related to the CMS Accelerated and Advance Payment program were $51,681 (€49,756) and $442,568 (€390,754) as of June 30, 2022 and December 31, 2021, respectively.

3.    Related party transactions

Fresenius SE is the Company’s largest shareholder and owns 32.2% of the Company’s outstanding shares at June 30, 2022. The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. The Company has entered into certain arrangements for services and products with Fresenius SE or its subsidiaries and with certain of the Company’s equity method investees as described in item a) below. The arrangements for leases with Fresenius SE or its subsidiaries are described in item b) below. The Company’s terms related to the receivables or payables for these services, leases and products are generally consistent with the normal terms of the Company’s ordinary course of business transactions with unrelated parties and the Company believes that these arrangements reflect fair market terms. The Company utilizes various methods to verify the commercial reasonableness of its related party arrangements. Financing arrangements as described in item c) below have agreed-upon terms which are determined at the time such financing transactions occur and reflect market rates at the time of the transaction. The relationship between the Company and its key management personnel who are considered to be related parties is described in item d) below. The Company’s related party transactions are settled through Fresenius SE’s cash management system where appropriate.

a)    Service agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively “Fresenius SE Companies”) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company also provides administrative services to one of its equity method investees.

The Company sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. (“FMCH”) purchases heparin supplied by Fresenius Kabi USA, Inc. (“Kabi USA”), through an independent group purchasing organization (“GPO”). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as into certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Under the CMS Comprehensive End-Stage Renal Disease (“ESRD”) Care Model, the Company and participating physicians formed entities known as ESRD Seamless Care Organizations (“ESCOs”) as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESKD patients while lowering CMS’s costs. The Company entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees. The Company anticipates that CMS will publish final settlement reports for the last performance year during the second half of 2022.

Below is a summary, including the Company’s receivables from and payables to the indicated parties, resulting from the above-described transactions with related parties.

Service agreements and products with related parties

in € THOUS

	For the six months ended		For the six months ended
	June 30, 2022		June 30, 2021		June 30, 2022		December 31, 2021
	Sales of	Purchases of	Sales of	Purchases of
	goods and	goods and	goods and	goods and	Accounts	Accounts	Accounts	Accounts
	services	services	services	services	receivable	payable	receivable	payable
Service agreements (1)
Fresenius SE	68	22,974	60	17,334	19	3,885	—	6,707
Fresenius SE affiliates	2,084	47,047	2,164	48,110	1,067	9,968	1,544	8,041
Equity method investees	26,614	—	12,611	—	123,307	—	131,661	—
Total	28,766	70,021	14,835	65,444	124,393	13,853	133,205	14,748

Products
Fresenius SE affiliates	31,210	19,320	24,535	13,769	14,447	5,845	13,487	6,000
Equity method investees	—	207,747	—	219,861	—	80,569	—	76,444
Total	31,210	227,067	24,535	233,630	14,447	86,414	13,487	82,444

(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €20,760 and €12,911 at June 30, 2022 and December 31, 2021, respectively.

b)    Lease agreements

In addition to the above-mentioned product and service agreements, the Company is a party to real estate lease agreements with Fresenius SE Companies, which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany, and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2029.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties

in € THOUS

	For the six months ended June 30, 2022			For the six months ended June 30, 2021			June 30, 2022		December 31, 2021
		Interest	Lease		Interest	Lease	Right-of-use	Lease	Right-of-use	Lease
	Depreciation	expense	expense (1)	Depreciation	expense	expense (1)	asset	liability	asset	liability
Fresenius SE	4,066	268	741	3,958	335	608	43,504	44,607	48,794	50,997
Fresenius SE affiliates	6,858	491	—	6,561	567	38	62,704	64,055	68,181	68,284
Total	10,924	759	741	10,519	902	646	106,208	108,662	116,975	119,281

(1)	Short-term leases and expenses relating to variable lease payments as well as low value leases are exempted from balance sheet recognition.

c)    Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE’s cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of June 30, 2022 and December 31, 2021, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €327 and €14,900, respectively. As of June 30, 2022, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €1,089. As of December 31, 2021, the Company did not have accounts payable to Fresenius SE related to short-term financing. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009 and November 28, 2013, the Company borrowed €1,500 and €1,500, respectively, from the General Partner. The loan repayments were extended periodically and combined into a single borrowing during 2022. The loan repayment is currently due on April 21, 2027 with an interest rate of 1.3348%.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

At June 30, 2022 and December 31, 2021, the Company borrowed from Fresenius SE in the amount of €20,000 at an interest rate of 0.57% and €74,500 at an interest rate of 0.60%, respectively. For further information on this loan agreement, see note 5.

d)    Key management personnel

Due to the Company’s legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €14,367 and €19,668 for its management services during the six months ended June 30, 2022 and 2021, respectively. As of June 30, 2022 and December 31, 2021, the Company had accounts receivable from the General Partner in the amount of €1,523 and €769, respectively. As of June 30, 2022 and December 31, 2021, the Company had accounts payable to the General Partner in the amount of €416 and €24,265, respectively.

4.   Inventories

At June 30, 2022 and December 31, 2021, inventories consisted of the following:

Inventories

in € THOUS

	June 30,	December 31,
	2022	2021

Finished goods	1,338,138	1,233,197
Health care supplies	519,868	452,073
Raw materials and purchased components	290,373	247,478
Work in process	130,480	105,266
Inventories	2,278,859	2,038,014

5.    Short-term debt

At June 30, 2022 and December 31, 2021, short-term debt consisted of the following:

Short-term debt

in € THOUS

	June 30,	December 31,
	2022	2021
Commercial paper program	1,005,131	715,153
Borrowings under lines of credit	385,853	463,091
Other	82	109
Short-term debt from unrelated parties	1,391,066	1,178,353
Short-term debt from related parties (see note 3 c)	23,000	77,500
Short-term debt	1,414,066	1,255,853

The Company and certain consolidated entities operate a multi-currency notional cash pooling management system. In this cash pooling management system, amounts in euro and other currencies are offset without being transferred to a specific cash pool account. The system is used for an efficient utilization of funds within the Company. The Company met the conditions to offset balances within this cash pool for reporting purposes. At June 30, 2022 and December 31, 2021, cash and borrowings under lines of credit in the amount of €105,515 and €116,538, respectively, were offset under this cash pooling management system. Before this offset, cash and cash equivalents as of June 30, 2022 was €1,130,187 (December 31, 2021: €1,598,193) and short-term debt from unrelated parties was €1,496,581 (December 31, 2021: €1,294,891).

Commercial paper program

The Company maintains a commercial paper program under which short-term notes of up to €1,500,000 can be issued. At June 30, 2022, the outstanding commercial paper amounted to €1,005,000 (December 31, 2021: €715,000).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Short-term debt from related parties

The Company and FMCH were parties to an unsecured loan agreement, as borrowers, with Fresenius SE, as lender, under which the Company and FMCH may request and receive one or more short-term advances up to an aggregate amount of €600,000. In June 2022, the Company replaced its unsecured loan agreement with a new uncommitted revolving facility under which the Company, as borrower, may request and receive one or more short-term advances up to an aggregate amount of €600,000 with Fresenius SE, as lender. The uncommitted revolving facility does not have a termination date and is effective beginning August 1, 2022. For further information on short-term debt from related parties, see note 3 c).

6.    Long-term debt

As of June 30, 2022 and December 31, 2021, long-term debt consisted of the following:

Long-term debt

in € THOUS

	June 30,	December 31,
	2022	2021

Schuldschein loans	224,578	—
Bonds	6,725,301	7,071,259
Accounts Receivable Facility	174,871	—
Other	195,741	243,656
Long-term debt	7,320,491	7,314,915
Less current portion	(56,931)	(667,966)
Long-term debt, less current portion	7,263,560	6,646,949

Schuldschein loans

On February 14, 2022, the Company issued €25,000 and €200,000 tranches of Schuldschein loans with maturities of 5 and 7 years, respectively, at variable interest rates. The proceeds were used for general corporate purposes including refinancing of existing liabilities.

Bonds

The bonds issued by Fresenius Medical Care US Finance II, Inc. in the amount of $700,000 (€532,522 as of the date of issuance on January 26, 2012) were redeemed at maturity on January 31, 2022.

Accounts Receivable Facility

On August 11, 2021, the Company amended and restated its accounts receivable securitization program (“Accounts Receivable Facility”), extending it until August 11, 2024. The maximum capacity, $900,000 (€768,049 at August 11, 2021), remains unchanged under the restated Accounts Receivable Facility.

The following table shows the available and outstanding amounts under the Accounts Receivable Facility at June 30, 2022 and December 31, 2021:

Accounts Receivable Facility - maximum amount available and balance outstanding in THOUS

	Maximum amount available		Balance outstanding
	June 30, 2022 (1)		June 30, 2022 (2)

Accounts Receivable Facility	$900,000	€866,466	$181,750	€174,978

	Maximum amount available		Balance outstanding
	December 31, 2021 (1)		December 31, 2021 (2)

Accounts Receivable Facility	$900,000	€794,632	$—	€—

(1)	Subject to availability of sufficient accounts receivable meeting funding criteria.
(2)	Amounts shown are excluding debt issuance costs.

The Company also had letters of credit outstanding under the Accounts Receivable Facility in the amount of $12,532 and $12,532 (€12,065 and €11,065) at June 30, 2022 and December 31, 2021, respectively. These letters of credit are not included above as part of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

the balance outstanding at June 30, 2022 and December 31, 2021. However, the letters reduce available borrowings under the Accounts Receivable Facility.

Syndicated Credit Facility

The Company entered into a €2,000,000 sustainability-linked syndicated revolving credit facility (“Syndicated Credit Facility”) in July 2021 which serves as a back-up line for general corporate purposes. On June 8, 2022, the Company amended and extended the Syndicated Credit Facility to extend the term by one year and replace U.S. dollar-LIBOR references with the Term Secured Overnight Financing Rate. As of June 30, 2022, the Syndicated Credit Facility was undrawn.

7.    Employee benefit plans

Pension liabilities decreased by €209,107 to €573,515 at June 30, 2022 from €782,622 at December 31, 2021. The decrease is mainly attributable to adjustments to the discount rate, which resulted in an actuarial gain of the same amount to be recognized in other comprehensive income (loss). For the German benefit plan, which accounts for a substantial part of the pension liability, an interest rate of 3.60% was applied as of June 30, 2022 (December 31, 2021: 1.40%).

8.    Capital management

As of June 30, 2022 and December 31, 2021 total equity in percent of total assets was 42.8% and 40.7%, respectively, and debt and lease liabilities in percent of total assets was 37.9% and 38.8%, respectively.

The Company’s financing structure and business model are reflected in the investment grade ratings. The Company is rated investment grade by Standard & Poor’s, Moody’s and Fitch.

Rating (1)

	Standard & Poor´s	Moody´s	Fitch

Corporate credit rating	BBB	Baa3	BBB-
Outlook	stable	stable	stable

(1)	A rating is not a recommendation to buy, sell or hold securities of the Company, and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

9.    Share-based plans

On March 1, 2022, 220,311 performance shares with a total fair value of €11,584 were allocated under the Management Board Long Term Incentive Plan 2020 to the members of the Management Board and to senior members of the Company’s managerial staff who serve on the Company’s Executive Committee (“Executive Committee”). Of this number, 160,668 performance shares with a total fair value of €8,460 relate to members of the Management Board and 59,643 performance shares with a total fair value of €3,124 relate to members of the Executive Committee. These amounts will be amortized over the three-year vesting period. The weighted average fair value per performance share at the allocation date was €52.58.

10.    Commitments and contingencies

Legal and regulatory matters

The Company is routinely involved in claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing health care services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. The Company records its litigation reserves for certain legal proceedings and regulatory matters to the extent that the Company determines an unfavorable outcome is probable and the amount of loss can be reasonably estimated. For the other matters described below, the Company believes that the loss is not probable and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Beginning in 2012, the Company received certain communications alleging conduct in countries outside the United States that might violate the U.S. Foreign Corrupt Practices Act (“FCPA”) or other anti-bribery laws. The Company conducted investigations with the assistance of outside counsel and, in a continuing dialogue, advised the Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) about these investigations. The DOJ and the SEC also conducted their own investigations, in which the Company cooperated.

In the course of this dialogue, the Company identified and reported to the DOJ and the SEC, and took remedial actions with respect to, conduct that resulted in the DOJ and the SEC seeking monetary penalties including disgorgement of profits and other remedies. This conduct revolved principally around the Company’s products business in countries outside the United States.

On March 29, 2019, the Company entered into a non-prosecution agreement (“NPA”) with the DOJ and a separate agreement with the SEC (“SEC Order”) intended to resolve fully and finally the U.S. government allegations against the Company arising from the investigations. Both agreements included terms starting August 2, 2019. The DOJ NPA and SEC Order are both scheduled to terminate on December 31, 2022. In 2019, the Company paid a combined total in penalties and disgorgement of approximately $231,715 (€205,854) to the DOJ and the SEC in connection with these agreements. The entire amount paid to the DOJ and the SEC was reserved for in charges that the Company recorded in 2017 and 2018 and announced in 2018. As part of the resolution, the Company agreed to certain self-reporting obligations and to retain an independent compliance monitor. Due in part to COVID-19 pandemic restrictions, the monitorship program faced certain delays, but the Company is working to complete all its obligations under the resolution with the DOJ and SEC in 2022.

In 2015, the Company self-reported to the German prosecutor conduct with a potential nexus to Germany and continues to cooperate with government authorities in Germany in their review of the conduct that prompted the Company’s and United States government investigations.

Since 2012, the Company has made and continues to make further significant investments in its compliance and financial controls and in its compliance, legal and financial organizations. The Company’s remedial actions included separation from those employees responsible for the above-mentioned conduct. The Company is dealing with post-FCPA review matters on various levels. The Company continues to be fully committed to compliance with the FCPA and other applicable anti-bribery laws.

Personal injury and related litigation involving FMCH’s acid concentrate product, labeled as Granuflo® or Naturalyte®, first arose in 2012. FMCH’s insurers agreed to the settlement in 2017 of personal injury litigation and funded $220,000 (€179,284) of the settlement fund under a reciprocal reservation of rights. FMCH accrued a net expense of $60,000 (€48,896) in connection with the settlement, including legal fees and other anticipated costs. Following the settlement, FMCH’s insurers in the AIG group initiated litigation against FMCH seeking to be indemnified by FMCH for their $220,000 (€179,284) outlay and FMCH initiated litigation against the AIG group to recover defense and indemnification costs FMCH had borne. National Union Fire Insurance v. Fresenius Medical Care, 2016 Index No. 653108 (Supreme Court of New York for New York County).

Discovery in the litigation is complete. The AIG group abandoned certain of its coverage claims and submitted expert reports on damages asserting that, if AIG prevails on all its remaining claims, it should recover $60,000 (€48,896). FMCH contests all of AIG’s claims and submitted expert reports supporting rights to recover $108,000 (€88,012) from AIG, in addition to the $220,000 (€179,284) already funded. A trial date has not been set in the matter.

In August 2014, FMCH received a subpoena from the United States Attorney’s Office (“USAO”) for the District of Maryland inquiring into FMCH’s contractual arrangements with hospitals and physicians involving contracts relating to the management of in-patient acute dialysis services. On August 27, 2020, after the USAO declined to pursue the matter by intervening, the United States District Court for Maryland unsealed a 2014 relator’s qui tam complaint that gave rise to the investigation. The relator thereafter served the complaint and proceeded on his own in part by filing an amended complaint making broad allegations about financial relationships between FMCH and nephrologists. FMCH’s motion to dismiss the amended complaint remains pending. On October 5, 2021, the District Court for Maryland granted FMCH’s motion to transfer the case to the United States District Court for Massachusetts, where the litigation continues. Flanagan v. Fresenius Medical Care Holdings, Inc., 1:21-cv-11627.

In July 2015, the Attorney General for Hawaii issued a civil complaint under the Hawaii False Claims Act alleging a conspiracy pursuant to which certain Liberty Dialysis subsidiaries of FMCH overbilled Hawaii Medicaid for Liberty’s Epogen® administrations to Hawaii Medicaid patients during the period from 2006 through 2010, prior to the time of FMCH’s acquisition of Liberty. Hawaii v. Liberty Dialysis—Hawaii, LLC et al., Case No. 15-1-1357-07 (Hawaii 1st Circuit). The State alleged that Liberty acted unlawfully by relying on incorrect and unauthorized billing guidance provided to Liberty by Hawaii’s contracted administrator for its Medicaid program.Liberty initiated an administrative action challenging the State’s recoupment of alleged overpayments from sums currently owed to Liberty. On June 7, 2022, FMCH and Hawaii entered into an agreement under which FMCH paid Hawaii $13,000 (€12,193) in restitution and interest and all claims, counterclaims, and cross-claims raised by or against FMCH in any part of the litigation are extinguished.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

On August 31, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) inquiring into FMCH’s participation in and management of dialysis facility joint ventures in which physicians are partners. FMCH cooperated in the Denver USAO investigation, which FMCH understands had concluded on or before June 1, 2022.

On November 25, 2015, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) also inquiring into FMCH’s involvement in certain dialysis facility joint ventures in New York. On September 26, 2018, the Brooklyn USAO declined to intervene on the qui tam complaint filed under seal in 2014 that gave rise to this investigation. CKD Project LLC v. Fresenius Medical Care, 2014 Civ. 06646 (E.D.N.Y. November 12, 2014). The District Court unsealed the complaint, allowing the relator to proceed on its own. On August 3, 2021, the District Court granted FMCH’s motion to dismiss the relator’s amended complaint, dismissed the case with prejudice and declined to allow further amendment. On August 27, 2021, the relator appealed to the United States Court of Appeals for the Second Circuit.

In 2014, two New York physicians filed under seal a qui tam complaint in the United States District Court for the Eastern District of New York (Brooklyn), alleging violations of the False Claims Act relating to FMCH’s vascular access line of business. As previously disclosed, on October 6, 2015, the United States Attorney for the Eastern District of New York (Brooklyn) issued subpoenas to FMCH indicating its investigation now seen to be related to the two relators’ complaint. FMCH cooperated in the Brooklyn investigation, which was understood to be separate and distinct from settlements entered in 2015 in Connecticut, Florida and Rhode Island of allegations against American Access Care LLC (“AAC”) following FMCH’s 2011 acquisition of AAC.

On July 12, 2022, after the Court denied the USAO’s motions to renew the sealing of the relators’ complaint, the USAO filed a complaint-in-intervention. United States ex rel. Pepe and Sherman v. Fresenius Vascular Care, Inc. et al, 1:14-cv-3505. The United States’ and relators’ complaints allege that the defendants billed and received government payment for surgery that was not medically necessary. FMCH expects to defend the allegations asserted in the litigation now proceeding.

On November 18, 2016, FMCH received a subpoena under the False Claims Act from the United States Attorney for the Eastern District of New York (Brooklyn) seeking documents and information relating to the operations of Shiel Medical Laboratory, Inc. (“Shiel”), which FMCH acquired in October 2013. FMCH cooperated in the investigation, but contended that, under the asset sale provisions of its 2013 Shiel acquisition, it was not responsible for Shiel’s conduct prior to the date of the acquisition. On December 12, 2017, FMCH sold to Quest Diagnostics certain Shiel operations but retained responsibility for responding to the Brooklyn USAO’s investigation.

On June 14, 2022, the Brooklyn USAO declined to intervene on anonymous relators’ complaints first filed under seal under the False Claims Act in 2016, which apparently precipitated the Brooklyn USAO’s investigation into Shiel. The anonymous relators may now elect to serve their complaints and thereafter proceed with litigation at their own expense, but have not yet done so.

On March 12, 2018, Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Fresenius Medical Care Renal Pharma France S.A.S. (collectively, “VFMCRP”) (see note 3), filed a complaint for patent infringement against Lupin Atlantis Holdings SA and Lupin Pharmaceuticals Inc. (collectively, “Lupin”), and Teva Pharmaceuticals USA, Inc. (“Teva”) in the U.S. District Court for the District of Delaware (Case 1:18-cv-00390-MN, “first complaint”). The patent infringement action is in response to Lupin and Teva’s filings of Abbreviated New Drug Applications (“ANDA”) with the U.S. Food and Drug Administration (“FDA”) for generic versions of Velphoro®. Velphoro® is protected by patents listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the Orange Book. The complaint was filed within the 45-day period provided for under the Hatch-Waxman legislation, and triggered a stay of FDA approval of the ANDAs for 30 months (specifically, up to July 29, 2020 for Lupin’s ANDA; and August 6, 2020 for Teva’s ANDA. In response to another ANDA being filed for a generic Velphoro®, VFMCRP filed a complaint for patent infringement against Annora Pharma Private Ltd., and Hetero Labs Ltd. (collectively, “Annora”), in the U.S. District Court for the District of Delaware on December 17, 2018. The case was settled among the parties, thus terminating the court action on August 4, 2020. On May 26, 2020, VFMCRP filed a further complaint for patent infringement against Lupin in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00697-MN) in response to Lupin’s ANDA for a generic version of Velphoro® and on the basis of a newly listed patent in the Orange Book. On July 6, 2020, VFMCRP filed an additional complaint for patent infringement against Lupin and Teva in the U.S. District Court for the District of Delaware (Case No. 1:20-cv-00911-MN, “second complaint”) in response to the companies’ ANDA for generic versions of Velphoro® and on the basis of two newly listed patents in the Orange Book. All cases involving Lupin as defendant were settled among the parties, thus terminating the corresponding court actions on December 18, 2020. In relation to the remaining pending cases and the defendant Teva, trial took place for the first complaint between January 19 and 22, 2021. The Court has not yet issued a decision. Another patent newly listed in the Orange Book was added to the second complaint on June 23, 2021. Trial was scheduled for the second complaint for late June 2022, but was cancelled on June 14, 2022. A new trial date has not yet been set.

On December 17, 2018, FMCH was served with a subpoena under the False Claims Act from the United States Attorney for the District of Colorado (Denver) as part of an investigation of allegations against DaVita, Inc. (“DaVita”) involving transactions between FMCH and DaVita. The subject transactions include sales and purchases of dialysis facilities, dialysis-related products and pharmaceuticals, including dialysis machines and dialyzers, and contracts for certain administrative services. FMCH cooperated in the investigation.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

On June 28, 2019, certain FMCH subsidiaries filed a complaint against the United States seeking to recover monies owed to them by the United States Department of Defense under the Tricare program, and to preclude Tricare from recouping monies previously paid. Bio-Medical Applications of Georgia, Inc., et al. v. United States, CA 19-947, United States Court of Federal Claims. Tricare provides reimbursement for dialysis treatments and other medical care provided to members of the military services, their dependents and retirees. The litigation challenges unpublished administrative actions by Tricare administrators reducing the rate of compensation paid for dialysis treatments provided to Tricare beneficiaries based on a recasting or “crosswalking” of codes used and followed in invoicing without objection for many years. Tricare administrators have acknowledged the unpublished administrative action and declined to change or abandon it. On July 8, 2020, the U.S. government filed its answer (and confirmed its position) and litigation is continuing. The court has not yet set a date for trial in this matter. FMCH has imposed a constraint on revenue otherwise recognized from the Tricare program that it believes, in consideration of facts currently known, sufficient to account for the risk of this litigation.

On August 21, 2020, FMCH was served with a subpoena from the United States Attorney for the District of Massachusetts requesting information and documents related to urgent care centers that FMCH owned, operated, or controlled as part of its ChoiceOne and Medspring urgent care operations prior to its divestiture of and exit from that line of business in 2018. The subpoena appears to be related to an ongoing investigation of alleged upcoding in the urgent care industry, which has resulted in certain published settlements under the federal False Claims Act. FMCH is cooperating in the investigation.

In February 2022, the Company received a formal request for information from the Hessen Data Protection Authority (“Hessischer Beauftragter für Datenschutz und Informationsfreiheit” or “HBDI”). The information request relates to specific data processing functions of a few of the Company’s peritoneal dialysis devices. The Company is committed to comply with the HBDI’s request and cooperate with them, and it is working to provide the relevant information.

On March 20 and April 12, 2022, respectively, an attorney employed as general counsel for the Company’s North American division from 2013 to 2016 filed a complaint with the Occupational Safety and Health Administration (“OSHA”) under the Sarbanes-Oxley Act of 2002 and other anti-retaliation statutes, and a civil lawsuit in Suffolk County, Massachusetts seeking compensation for personnel management decisions allegedly adverse to him. OSHA Case No. 1-076-22-049; Kott v. National Medical Care, Inc., Case No. 22-802 (Superior Court, Suffolk County, Mass.).

The plaintiff alleges in support of his demands for compensation that he was transferred to a subordinate position in the global legal department, and subsequently terminated from employment as part of the FME 25 reorganization, in retaliation for legal advice he provided with respect to a licensing agreement with DaVita relating to pharmaceutical operations and products. The DaVita licensing agreement expired by its terms in 2017.

As previously disclosed in the Company’s financial statements, the United States Department of Justice has reviewed multiple aspects of the DaVita contract in question, including those relevant to the plaintiff’s allegations. No enforcement action has resulted against the Company.

Other bases of retaliation alleged by the plaintiff implicate internal personnel and privacy protection concerns that do not impact ongoing operations, and on which the Company does not comment.

On April 21, 2022, the U.S. FDA recommended that FMCH temporarily pause shipping of new dialysis machines in the United States. FMCH has accepted the recommendation and will not resume shipping before notifying the FDA. The temporary pause implicates a machine component that was already scheduled to be replaced later in 2022.

The FDA’s recommendation was made in the course of implementing a bio-compatibility risk assessment process recently recommended by the FDA, and voluntarily initiated by FMCH, that allows the FDA and medical device manufacturers to explore previously unknown or unaddressed bio-compatibility risks for which there is otherwise no reporting requirement before administrative actions, if any, are deemed appropriate or necessary. The Company is working with the FDA to resolve the matter by the end of 2022.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

The Company, like other health care providers, insurance plans and suppliers, conducts its operations under intense government regulation and scrutiny.The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories, dialysis clinics and other health care facilities, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company’s products and/or criminal prosecution. FMCH completed remediation efforts with respect to one pending FDA warning letter and is awaiting confirmation as to whether the letter is now closed. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law, the federal Civil Monetary Penalties Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence whistleblower actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of whistleblower actions, which are initially filed under court seal.

The Company operates many facilities and handles the personal data of its patients and beneficiaries throughout the United States and other parts of the world and engages with other business associates to help it carry out its health care activities. In such a widespread, global system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies and its business associates. On occasion, the Company or its business associates may experience a breach under the Health Insurance Portability and Accountability Act Privacy Rule and Security Rules, the EU’s General Data Protection Regulation and or other similar laws (“Data Protection Laws”) when there has been impermissible use, access, or disclosure of unsecured personal data or when the Company or its business associates neglect to implement the required administrative, technical and physical safeguards of its electronic systems and devices, or a data breach that results in impermissible use, access or disclosure of personal identifying information of its employees, patients and beneficiaries. On those occasions, the Company must comply with applicable breach notification requirements.

The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of its employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act, Data Protection Laws, the Health Information Technology for Economic and Clinical Health Act and the Foreign Corrupt Practices Act, among other laws and comparable state laws or laws of other countries.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

In Germany, the tax audits for the years 2006 through 2009 have been substantially completed. The German tax authorities have indicated a re-qualification of dividends received in connection with intercompany mandatorily redeemable preferred shares into fully taxable interest payments for these and subsequent years until 2013. The Company has defended its position and will avail itself of appropriate remedies. The Company is also subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions in the ordinary course of business. Tax authorities routinely pursue adjustments to the Company’s tax returns and disallowances of claimed tax deductions. When appropriate, the Company defends these adjustments and disallowances and asserts its own claims. A successful tax related claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition and results of operations.

The Company is subject to residual value guarantees in certain lease contracts, primarily real estate contracts, for which it is the lessee in the amount of $217,682 (€209,572). Under the terms of these leases, the Company has the option to remarket the underlying leased properties to satisfy its residual value guarantee obligations at the end of the lease term. As of June 30, 2022, the estimated fair market value of the underlying leased assets exceeded the related residual value guarantees and, therefore, the Company did not have any risk exposure relating to these guarantees.

Other than those individual contingent liabilities mentioned above, the current estimated amount of the Company’s other known individual contingent liabilities is immaterial.

11.    Financial instruments

The following tables show the carrying amounts and fair values of the Company’s financial instruments at June 30, 2022 and December 31, 2021:

Carrying amount and fair value of financial instruments

in € THOUS

June 30, 2022	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	953,137	71,535	—	—	1,024,672	71,535	—	—
Trade accounts and other receivables from unrelated parties	3,578,722	—	—	85,557	3,664,279	—	—	—
Accounts receivable from related parties	140,690	—	—	—	140,690	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	1,234	1,234	—	1,234	—
Derivatives - not designated as hedging instruments	—	5,494	—	—	5,494	—	5,494	—
Equity investments	—	103,025	70,770	—	173,795	56,594	73,224	43,977
Debt securities	—	102,795	374,093	—	476,888	472,357	4,531	—
Other financial assets(1)	147,801	—	—	134,862	282,663	—	—	—
Other current and non-current assets	147,801	211,314	444,863	136,096	940,074	—	—	—
Financial assets	4,820,350	282,849	444,863	221,653	5,769,715	—	—	—

Accounts payable to unrelated parties	837,016	—	—	—	837,016	—	—	—
Accounts payable to related parties	101,772	—	—	—	101,772	—	—	—
Short-term debt	1,414,066	—	—	—	1,414,066	—	—	—
Long-term debt	7,320,491	—	—	—	7,320,491	5,983,487	595,445	—
Lease liabilities	—	—	—	4,924,578	4,924,578	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	8,811	8,811	—	8,811	—
Derivatives - not designated as hedging instruments	—	24,614	—	—	24,614	—	24,614	—
Variable payments outstanding for acquisitions	—	43,060	—	—	43,060	—	—	43,060
Put option liabilities	—	—	—	1,015,323	1,015,323	—	—	1,015,323
Other financial liabilities(2)	1,083,865	—	—	—	1,083,865	—	—	—
Other current and non-current liabilities	1,083,865	67,674	—	1,024,134	2,175,673	—	—	—
Financial liabilities	10,757,210	67,674	—	5,948,712	16,773,596	—	—	—

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Carrying amount and fair value of financial instruments

in € THOUS

December 31, 2021	Carrying amount					Fair value
	Amortized			Not
	cost	FVPL	FVOCI	classified	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	989,257	492,398	—	—	1,481,655	492,398	—	—
Trade accounts and other receivables from unrelated parties	3,328,720	—	—	80,341	3,409,061	—	—	—
Accounts receivable from related parties	162,361	—	—	—	162,361	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	579	579	—	579	—
Derivatives - not designated as hedging instruments	—	2,846	—	—	2,846	—	2,846	—
Equity investments	—	174,884	69,595	—	244,479	121,643	72,157	50,679
Debt securities	—	95,417	327,078	—	422,495	418,196	4,299	—
Other financial assets(1)	137,358	—	—	130,859	268,217	—	—	—
Other current and non-current assets	137,358	273,147	396,673	131,438	938,616	—	—	—
Financial assets	4,617,696	765,545	396,673	211,779	5,991,693	—	—	—

Accounts payable to unrelated parties	736,069	—	—	—	736,069	—	—	—
Accounts payable to related parties	121,457	—	—	—	121,457	—	—	—
Short-term debt	1,255,853	—	—	—	1,255,853	—	—	—
Long-term debt	7,314,915	—	—	—	7,314,915	7,246,019	243,656	—
Lease liabilities	—	—	—	4,749,381	4,749,381	—	—	—
Derivatives - cash flow hedging instruments	—	—	—	4,490	4,490	—	4,490	—
Derivatives - not designated as hedging instruments	—	21,428	—	—	21,428	—	21,428	—
Variable payments outstanding for acquisitions	—	47,690	—	—	47,690	—	—	47,690
Put option liabilities	—	—	—	992,423	992,423	—	—	992,423
Other financial liabilities(2)	965,663	—	—	—	965,663	—	—	—
Other current and non-current liabilities	965,663	69,118	—	996,913	2,031,694	—	—	—
Financial liabilities	10,393,957	69,118	—	5,746,294	16,209,369	—	—	—

(1)    As of June 30, 2022 and December 31, 2021, other financial assets primarily include lease receivables, deposits, guarantees, securities, vendor and supplier rebates as well as notes receivable.

(2)    As of June 30, 2022 and December 31, 2021, other financial liabilities primarily include receivable credit balances and goods and services received.

Derivative and non-derivative financial instruments are categorized in the following three-tier fair value hierarchy that reflects the significance of the inputs in making the measurements. Level 1 inputs are quoted prices for similar instruments in active markets. Level 2 is defined as using valuation models (i.e. mark-to-model) with input factors that are inputs other than quoted prices in active markets that are directly or indirectly observable. Level 3 is defined as using valuation models (i.e. mark-to-model) with input factors that are unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions. Fair value information is not provided for financial instruments, if the carrying amount is a reasonable estimate of fair value due to the relatively short period of maturity of these instruments. This includes cash and cash equivalents measured at amortized costs, trade accounts and other receivables from unrelated parties, accounts receivable from related parties, other financial assets as well as accounts payable to unrelated parties, accounts payable to related parties, short-term debt and other financial liabilities. Transfers between levels of the fair value hierarchy have not occurred as of June 30, 2022. At September 30, 2021, the Company transferred its investment in Humacyte, Inc. (“Humacyte”) with a carrying amount of €158,551 from Level 3 to Level 1, after Humacyte completed its merger with Alpha Healthcare Acquisition Corporation, a special purpose acquisition company. The shares in Alpha Healthcare Acquisition Corporation (now called Humacyte) received by the Company as a result of this merger and in a contemporaneous private placement are quoted in an active market, and Humacyte has registered the Company’s shares for resale under the Securities Act of 1933. No additional transfers between levels of the fair value hierarchy occurred as of December 31, 2021. The Company accounts for transfers at the end of the reporting period.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Derivative financial instruments

In order to manage the risk of currency exchange rate and interest rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions. The Company primarily enters into foreign exchange forward contracts and interest rate swaps. In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (“economic hedges”). The Company does not use financial instruments for trading purposes.

Non-derivative financial instruments

The significant methods and assumptions used for the classification and measurement of non-derivative financial instruments are as follows:

The Company assessed its business models and the cash flow characteristics of its financial assets. The vast majority of the non-derivative financial assets are held in order to collect the contractual cash flows. The contractual terms of the financial assets allow the conclusion that the cash flows represent payment of principal and interest only. Trade accounts and other receivables from unrelated parties, Accounts receivable from related parties and Other financial assets are consequently measured at amortized cost.

Cash and cash equivalents are comprised of cash funds and other short-term investments. Cash funds are measured at amortized cost. Short-term investments are highly liquid and readily convertible to known amounts of cash. Short-term investments are measured at fair value through profit or loss (“FVPL”). The risk of changes in fair value is insignificant.

Equity investments are not held for trading. At initial recognition the Company elected, on an instrument-by-instrument basis, to represent subsequent changes in the fair value of individual strategic investments in OCI. If equity instruments are quoted in an active market, the fair value is based on price quotations at the period-end-date. As necessary, the Company engages external valuation firms to determine the fair value of Level 3 equity investments. The external valuation uses a discounted cash flow model, which includes significant unobservable inputs such as investment specific forecasted financial statements and weighted average cost of capital, that reflects current market assessments as well as a terminal growth rate.

The majority of the debt securities are held within a business model whose objective is achieving both contractual cash flows and selling the securities. The standard coupon bonds give rise on specified dates to cash flows that are solely payments of principal and interest on the outstanding principal amount. Subsequently these financial assets have been classified as fair value through other comprehensive income (“FVOCI”). The smaller part of debt securities does not give rise to cash flows that are solely payments of principal and interest. Consequently, these securities are measured at FVPL. In general, most of the debt securities are quoted in an active market.

Long-term debt is initially recognized at its fair value. The fair values of major long-term debt are calculated on the basis of market information. Liabilities for which market quotes are available are measured using these quotes. The fair values of the other long-term debt are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

Variable payments outstanding for acquisitions are recognized at their fair value. The estimation of the individual fair values is based on the key inputs of the arrangement that determine the future contingent payment as well as the Company’s expectation of these factors. The Company assesses the likelihood and timing of achieving the relevant objectives. The underlying assumptions are reviewed regularly.

Put option liabilities are recognized at the present value of the exercise price of the option. The exercise price of the option is generally based on fair value. The methodology the Company uses to estimate the fair values assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. From time to time the Company engages external valuation firms for the valuation of the put options. The external valuation estimates the fair values using a combination of discounted cash flows and a multiple of earnings and/or revenue. The put option liabilities are discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The estimated fair values of these put options can also fluctuate, and the discounted cash flows as well as the implicit multiple of earnings and/or revenue at which these obligations may ultimately be settled could vary significantly from the Company’s current estimates depending upon market conditions. For the purpose of analyzing the impact of changes in unobservable inputs on the fair value measurement of put option liabilities, the Company assumes an increase on earnings of 10% compared to the actual estimation as of the balance sheet date. The corresponding increase in fair value of €77,282 is then compared to the total liabilities and the shareholder’s equity of the Company. This analysis shows that an increase of 10% in the relevant earnings would have an effect of less than 1% on the total liabilities and less than 1% on the shareholder’s equity of the Company.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Following is a roll forward of Level 3 financial instruments at June 30, 2022 and December 31, 2021:

Reconciliation from beginning to ending balance of level 3 financial instruments in € THOUS

	2022			2021
		Variable			Variable
		payments			payments
		outstanding			outstanding
	Equity	for	Put option	Equity	for	Put option
	investments	acquisitions	liabilities	investments	acquisitions	liabilities

Beginning balance at January 1,	50,679	47,690	992,423	188,518	66,359	882,422
Transfer to level 1	—	—	—	(158,551)	—	—
Increase	—	6,589	12,900	21,137	9,488	112,194
Decrease	—	(6,179)	(6,424)	—	(22,499)	(18,495)
Gain / loss recognized in profit or loss(1)	(10,719)	(6,879)	—	(12,975)	(6,716)	—
Gain / loss recognized in equity	—	—	(64,467)	—	—	(54,019)
Foreign currency translation and other changes	4,017	1,839	80,891	12,550	1,058	70,321
Ending balance at June 30, and December 31,	43,977	43,060	1,015,323	50,679	47,690	992,423

(1)	Includes realized and unrealized gains / losses.

12.    Segment and corporate information

The Company’s operating and reportable segments are the North America Segment, the EMEA Segment, the Asia-Pacific Segment and the Latin America Segment. The operating segments are determined based upon how the Company manages its businesses with geographical responsibilities. All segments are primarily engaged in providing health care services and the distribution of products and equipment for the treatment of ESKD and other extracorporeal therapies.

Management evaluates each segment using measures that reflect all of the segment’s controllable revenues and expenses. With respect to the performance of business operations, management believes that the most appropriate measures are revenue and operating income. The Company does not include income taxes as it believes taxes are outside the segments’ control. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measurement. Similarly, the Company does not allocate certain costs, which relate primarily to certain headquarters’ overhead charges, including accounting and finance as well as certain legal and IT costs, because the Company believes that these costs are also not within the control of the individual segments. Production of products, production asset management, quality and supply chain management as well as procurement related to production are centrally managed. Products transferred to the segments are transferred at cost; therefore, no internal profit is generated. The associated internal revenue for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the segments and consolidated profitability considerations. The Company’s global research and development team as well as its Global Medical Office, which seek to optimize medical treatments and clinical processes within the Company, are also centrally managed. These corporate activities (“Corporate”) do not fulfill the definition of a segment according to IFRS 8, Operating Segments. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as Corporate.

Information pertaining to the Company’s segment and Corporate activities for the three and six months ended June 30, 2022 and 2021 is set forth below:

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Segment and corporate information

in € THOUS

	North			Latin
	America	EMEA	Asia-Pacific	America	Total
	Segment	Segment	Segment	Segment	Segment	Corporate (1)	Total
Three months ended June 30, 2022
Revenue from health care services	2,884,540	362,203	237,326	149,050	3,633,119	7,164	3,640,283
Revenue from health care products	262,137	357,389	267,184	57,325	944,035	5,691	949,726
Revenue from contracts with customers	3,146,677	719,592	504,510	206,375	4,577,154	12,855	4,590,009
Other revenue external customers	146,891	7,038	11,679	1,063	166,671	—	166,671
Revenue external customers	3,293,568	726,630	516,189	207,438	4,743,825	12,855	4,756,680
Inter-segment revenue	4,122	—	159	28	4,309	(4,309)	—
Revenue	3,297,690	726,630	516,348	207,466	4,748,134	8,546	4,756,680
Operating income	340,326	59,758	71,154	(6,167)	465,071	(124,561)	340,510
Interest							(71,579)
Income before income taxes							268,931
Depreciation and amortization	(264,467)	(49,041)	(27,002)	(10,805)	(351,315)	(70,702)	(422,017)
Impairment loss	(302)	(472)	40	—	(734)	—	(734)
Income (loss) from equity method investees	24,154	(5,162)	(190)	565	19,367	—	19,367
Additions of property, plant and equipment, intangible assets and right-of-use assets	202,386	38,144	22,803	9,710	273,043	49,744	322,787
Three months ended June 30, 2021
Revenue from health care services	2,600,500	341,449	226,817	123,223	3,291,989	13,690	3,305,679
Revenue from health care products	253,908	339,817	245,413	47,025	886,163	4,629	890,792
Revenue from contracts with customers	2,854,408	681,266	472,230	170,248	4,178,152	18,319	4,196,471
Other revenue external customers	98,285	11,440	13,292	682	123,699	—	123,699
Revenue external customers	2,952,693	692,706	485,522	170,930	4,301,851	18,319	4,320,170
Inter-segment revenue	10,691	—	111	—	10,802	(10,802)	—
Revenue	2,963,384	692,706	485,633	170,930	4,312,653	7,517	4,320,170
Operating income	397,593	73,370	84,218	2,595	557,776	(133,555)	424,221
Interest							(69,209)
Income before income taxes							355,012
Depreciation and amortization	(239,895)	(48,032)	(25,834)	(9,426)	(323,187)	(63,673)	(386,860)
Impairment loss	(2,619)	—	—	—	(2,619)	(6,054)	(8,673)
Income (loss) from equity method investees	25,222	(3,143)	134	209	22,422	—	22,422
Additions of property, plant and equipment, intangible assets and right- of-use assets	229,301	54,810	22,184	12,586	318,881	71,433	390,314

(1)	Includes inter - segment consolidation adjustments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

Segment and corporate information (continued)
in € THOUS
	North			Latin
	America	EMEA	Asia-Pacific	America	Total
	Segment	Segment	Segment	Segment	Segment	Corporate (1)	Total
Six months ended June 30, 2022
Revenue from health care services	5,658,873	706,626	473,199	278,909	7,117,607	15,191	7,132,798
Revenue from health care products	539,670	680,050	521,189	110,273	1,851,182	10,526	1,861,708
Revenue from contracts with customers	6,198,543	1,386,676	994,388	389,182	8,968,789	25,717	8,994,506
Other revenue external customers	265,636	14,231	28,934	1,742	310,543	—	310,543
Revenue external customers	6,464,179	1,400,907	1,023,322	390,924	9,279,332	25,717	9,305,049
Inter-segment revenue	8,115	—	223	1,179	9,517	(9,517)	—
Revenue	6,472,294	1,400,907	1,023,545	392,103	9,288,849	16,200	9,305,049
Operating income	644,268	121,027	170,002	4,970	940,267	(252,089)	688,178
Interest							(140,676)
Income before income taxes							547,502
Depreciation and amortization	(524,904)	(95,969)	(54,050)	(21,699)	(696,622)	(139,560)	(836,182)
Impairment loss	(3,696)	(972)	(2)	—	(4,670)	(855)	(5,525)
Income (loss) from equity method investees	40,316	(11,396)	30	904	29,854	—	29,854
Total assets	23,965,810	4,031,269	3,019,823	867,955	31,884,857	4,184,869	36,069,726
thereof investments in equity method investees	432,742	184,442	102,174	25,035	744,393	(9,659)	734,734
Additions of property, plant and equipment, intangible assets and right-of-use assets	362,385	77,209	43,906	17,758	501,258	100,590	601,848

Six months ended June 30, 2021
Revenue from health care services	5,151,466	673,910	454,630	237,902	6,517,908	20,907	6,538,815
Revenue from health care products	505,712	658,828	476,161	90,810	1,731,511	8,901	1,740,412
Revenue from contracts with customers	5,657,178	1,332,738	930,791	328,712	8,249,419	29,808	8,279,227
Other revenue external customers	194,344	29,574	25,917	1,233	251,068	—	251,068
Revenue external customers	5,851,522	1,362,312	956,708	329,945	8,500,487	29,808	8,530,295
Inter-segment revenue	21,866	—	167	—	22,033	(22,033)	—
Revenue	5,873,388	1,362,312	956,875	329,945	8,522,520	7,775	8,530,295
Operating income	796,097	153,260	169,514	9,235	1,128,106	(229,632)	898,474
Interest							(145,281)
Income before income taxes							753,193
Depreciation and amortization	(479,677)	(98,377)	(51,496)	(18,367)	(647,917)	(126,849)	(774,766)
Impairment loss	(2,915)	—	—	—	(2,915)	(6,054)	(8,969)
Income (loss) from equity method investees	52,613	(3,548)	859	254	50,178	—	50,178
Total assets	22,292,916	3,906,540	2,837,678	768,237	29,805,371	3,181,836	32,987,207
thereof investments in equity method investees	409,287	175,673	99,762	23,838	708,560	—	708,560
Additions of property, plant and equipment, intangible assets and right-of-use assets	449,835	103,386	42,974	25,330	621,525	129,058	750,583

(1)	Includes inter - segment consolidation adjustments.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to the interim consolidated financial statements

(unaudited)

(in THOUS, except share and per share data)

13.    Events occurring after the balance sheet date

No significant activities have taken place subsequent to the balance sheet date June 30, 2022 that have a material impact on the key figures and earnings presented. Currently, there are no significant changes in the Company’s structure, management, legal form or personnel.

Quantitative and qualitative disclosures about market risk

The information in note 23 of the notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, is incorporated by this reference.

Controls and procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission (“the Commission”) and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer of the Company’s General Partner, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company’s disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner’s Management Board, including the General Partner’s Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

For information regarding our non-prosecution agreement with the DOJ and the separate agreement with the SEC to resolve the government allegations against us concerning conduct that might violate the FCPA or other anti-bribery laws, and our related investments in compliance and financial controls, see note 10 of the notes to the consolidated financial statements (unaudited) presented elsewhere in this Report.

OTHER INFORMATION

Legal proceedings

The information in note 10 of the notes to the consolidated financial statements (unaudited), presented elsewhere in this report, is incorporated by this reference.

Submission of Matters to a Vote of Security Holders

The Company held its Annual General Meeting (“AGM”) in Bad Homburg v.d. Höhe, Germany, (as a virtual meeting) on May 12, 2022. Shareholder representation at the AGM was as follows:

At the time of voting 236,626,365 shares with the same number of votes were represented. This corresponds to 80.76% of the registered capital.

The resolutions proposed for action by the ordinary shareholders at the AGM and the voting results thereon are as follows:

		Votes
		(in percentage of
		shares actually voting)

	Resolution	In Favor	Opposed

Item 1	Resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for fiscal year 2021	99.95%	0.05%

Item 2	Resolution on the allocation of distributable profit	99.49%	0.51%

Item 3	Resolution on the approval of the actions of the General Partner for fiscal year 2021	97.65%	2.35%

Item 4	Resolution on the approval of the actions of the Supervisory Board for fiscal year 2021	91.69%	8.31%

Item 5	Election of the auditor and consolidated group auditor for fiscal year 2022 as well as the auditor for the potential review of interim financial information	92.64%	7.36%

Item 6	Resolution on the approval of the compensation report for fiscal year 2021	94.87%	5.13%

Exhibits

The following exhibits are filed within this Report:

Exhibit No.

10.1

Amendment dated June 8, 2022 to the Sustainability-Linked Revolving Credit Facility Agreement dated July 1, 2021 between the Company and Fresenius Medical Care Holdings, Inc. as borrowers and guarantors, and the financial institutions party thereto in their respective capacities as Coordinators, Bookrunners, Arrangers, Original Lenders (including their respective Original Lending Affiliates), Sustainability Agent, Agent and Swingline Agent.

10.2	EUR 600,000,000 Uncommitted Revolving Credit Facility Agreement dated June 26, 2022, among the Registrant as borrowers and Fresenius SE & Co. KGaA as lenders.

31.1

Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2

Certification of Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1

Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

32.2

Certification of Deputy Chief Executive Officer and Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

101

The following financial statements as of and for the three- and six-month periods ended June 30, 2022 from FMC-AG & Co. KGaA’s Report on Form 6-K for the month of August 2022, formatted in iXBRL (Inline eXtensible Business Reporting Language) and included in the body of this report: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to the Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: August 2, 2022

FRESENIUS MEDICAL CARE AG & Co. KGaA
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,
its General Partner

By:	/s/ RICE POWELL

Name:	Rice Powell
Title:	Chief Executive Officer and
Chairman of the Management Board of the General Partner

By:	/s/ HELEN GIZA

Name:	Helen Giza
Title:	Deputy Chief Executive Officer, Chief Financial Officer and member of the Management Board of the General Partner